Manually Signed

As filed with the Securities and Exchange Commission on November 19, 2009

File No. 024-10258


10010421

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Received SEC
JAN 2 5 2010
Washington, DC 20549

Amendment No. 1 to
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

WILBERT FUNERAL SERVICES, INC.
(Exact name of issuer as specified in its charter)

Illinois
(State or other jurisdiction of incorporation or organization)

2913 Gardner Road
Broadview, Illinois 60155
(708) 865-1600
(Address, including zip code, and telephone number, including area code, of the issuer's principal executive office)

Wm. Anthony Colson
President and Chief Executive Officer
Wilbert Funeral Services, Inc.
2913 Gardner Road
Broadview, Illinois 60155
(708) 865-1600
(Name, address, including zip code and telephone number, including area code, of agent for service)

3272	36-4128481
(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

With Copies to:

William M. Schutte
Polsinelli Shughart PC
700 West 47th Street, Suite 1000
Kansas City, MO 64112
Telephone: (816) 753-1000
Fax: (816) 753-1536

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

1. Significant Parties

a. *The issuer's directors*:

Name	Business Address	Residential Address
F. Coll Bowen III	Wilbert Burial Vault Co. 195 Mendel Drive, SW Atlanta, GA 30336	269 West 26th Street Sea Island, GA 31561
Steven M. Bush	St. Louis Wilbert Vault, Inc. 3239 Alfred Avenue St. Louis, MO 63116	3417 N 5th Quincy, IL 62305
Paul E. Cooper	Cooper Wilbert Vault Co., Inc. 621 East Atlantic Avenue Barrington, NJ 08007	681 Elk Road Monroeville, NJ 08343
Terry G. Christenberry	C C Capital Advisors 1100 Main Street, Suite 1800 Kansas City, MO 64105	835 West 54th Terrace Kansas City, MO 64112
Randy L. Fehrenbacher	Bickes, Inc. 919 West Eldorado Street Decatur, IL 62522	8317 Russell Circle Dalton City, IL 61925
C. James Mans	P.O. Box 290049 Kerrville, TX 78029	3730 Club View Court Kerrville, TX 78028
Charles P. Morley	New Hampshire Wilbert Vault Co. 77 Regional Drive Concord, NH 03301	1465 Hooksett Road, #414 Hooksett, NH 03106
Dennis P. Welzenbach	Suhor Industries, Inc. 10965 Granada Lane, Suite 300 Overland Park, KS 66211	2321 W 123rd Terrace Leawood, KS 66209
John B. Williams	Williams Wilbert Vault Works, Inc. 3420 SW 9th Street Des Moines, IA 50315	4008 Highwood Court, NW Washington, DC 20007

b. *The issuer's officers*:

Name	Business Address	Residential Address
Michael F. Bogacki	Wilbert Funeral Services, Inc. 2913 Gardner Road Broadview, Illinois 60155	168 Riverside Drive Northfield, IL 60093

Name	Business Address	Residential Address
Wm. Anthony Colson	Wilbert Funeral Services, Inc. 2913 Gardner Road Broadview, Illinois 60155	16 Ivy Lane Oak Brook, IL 60523
Denny Wm. Knigga	Wilbert Funeral Services, Inc. 2913 Gardner Road Broadview, Illinois 60155	1029 Hudson Bay Drive Greenwood, IN 46142
Adrian Lee	Wilbert Funeral Services, Inc. 2913 Gardner Road Broadview, Illinois 60155	109 Viola Court Rolling Meadows, IL 60008
C. James Mans	P.O. Box 290049 Kerrville, Texas 78029	3730 Club View Court Kerrville, TX 78028
Judy L. Rossom	Wilbert Funeral Services, Inc. 2913 Gardner Road Broadview, Illinois 60155	644 Lavina Court Bolingbrook, IL 60440
Joseph G. Weigel	Wilbert Funeral Services, Inc. 2913 Gardner Road Broadview, Illinois 60155	3701 Elleby Court North Aurora, IL 60542
Terrence P. Whitlock	Wilbert Funeral Services, Inc. 2913 Gardner Road Broadview, Illinois 60155	2319 Wilmington Court Naperville, IL 60565

c. *The issuer's general partners*:

Not applicable.

d. *Record owners of five percent or more of any class of the issuer's equity securities*:

Name	Business Address	Residential Address
J. Steven Bickes	Bickes, Inc. 919 West Eldorado Street Decatur, IL 62522	7862 Timber Trail Decatur, IL 62521
Charles P. Morley	New Hampshire Wilbert Vault Co. 77 Regional Drive Concord, NH 03301	1465 Hooksett Road, #414 Hooksett, NH 03106
Joseph U. Suhor, III	Suhor Industries, Inc. 10965 Granada Lane, Suite 300 Overland Park, KS 66211	11122 Brookwood Leawood, KS 66211

Name	Business Address	Residential Address
John B. Williams	Williams Wilbert Vault Works, Inc. 3420 SW 9th Street Des Moines, IA 50315	4008 Highwood Court, NW Washington, DC 20007

e. *Beneficial owners of five percent or more of any class of the issuer's equity securities*:

Name	Business Address	Residential Address
J. Steven Bickes	Bickes, Inc. 919 West Eldorado Street Decatur, IL 62522	7862 Timber Trail Decatur, IL 65251
Charles P. Morley	New Hampshire Wilbert Vault Co. 77 Regional Drive Concord, NH 03301	1465 Hooksett Road, #414 Hooksett, NH 03106
Joseph U. Suhor, III	Suhor Industries, Inc. 10965 Granada Lane, Suite 300 Overland Park, KS 66211	11122 Brookwood Leawood, KS 66211
John B. Williams	Williams Wilbert Vault Works, Inc. 3420 SW 9th Street Des Moines, IA 50315	4008 Highwood Court, NW Washington, DC 20007

f. *Promoters of the issuer*:

Not applicable.

g. *Affiliates of the Issuer*:

Not applicable.

h. *Counsel to the issuer with respect to the proposed offering*:

Polsinelli Shughart PC
700 West 47th Street, Suite 1000
Kansas City, MO 64112

i. *Each underwriter with respect to the proposed offering*:

Not applicable.

j. *The underwriter's directors*:

Not applicable.

k. *The underwriter's officers*:

Not applicable.

l. *The underwriter's general partners*:

Not applicable.

m. *Counsel to the underwriter*:

Not applicable.

2. Application of Rule 262

a. None of the persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

b. Not applicable.

3. Affiliate Sales

a. No part of the proposed offering involves the resale of securities by affiliates of Wilbert, Inc.

4. Jurisdictions in Which Securities Are to be Offered

Indiana, North Carolina, Georgia, Pennsylvania, Texas, Nebraska, New York, South Carolina, Arkansas, Ohio, California, New Hampshire, Illinois, Iowa, Michigan, Florida, Minnesota, Wisconsin, North Dakota, Maryland, Mississippi, Tennessee, South Dakota, Kentucky, New Jersey, West Virginia, Alabama, Virginia, Kansas, Missouri, and Connecticut.

The issuer believe that the securities may be offered and sold in these states without registration of the securities being offered based on exemptions available in these jurisdictions with respect to (i) the offer and sale of securities by an issuer to its existing security holders and/ or (ii) the offer and sale of securities by an issuer to a limited number of purchasers within the jurisdiction.

5. Unregistered Securities Issued or Sold Within One Year

The issuer has not sold unregistered securities within one year of the filing date of the Offering Statement. In December 2008, unregistered shares of Company common stock were distributed to the shareholders of the Company's former parent company in a spin-off transaction. The spin-off occurred without registration based on the Company's understanding that the distribution of the shares in the spin-off transaction did not constitute a sale, and therefore were not required to be registered, under federal securities laws.

6. Other Present or Proposed Offerings

Not applicable.

7. Marketing Arrangements

Not applicable.

8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

9. Use of Solicitation of Interest Document

No written document or broadcast script was used by the issuer prior to the filing of this Notification.

PART II

OFFERING CIRCULAR

WILBERT FUNERAL SERVICES, INC.
(an Illinois Corporation)

Up to 150,000 Shares of Common Stock, $0.001 par value
Purchase Price: $20.00 per Share
Total Offering: $3,000,000 (150,000 Shares)

We are offering 150,000 shares of our common stock (the "Shares") at a price of $20.00 per share for sale to our shareholders of record as of ___________, 2010. See "Who May Invest" and "Plan of Distribution." The Shares will be allocated among these shareholders in accordance with the allocation procedure described in "Plan of Distribution – Structure of the Offering." The offering, which will terminate 60 days from the date of this Offering Circular, will be conducted in up to three phases. During the first phase of the offering, each of our eligible existing shareholders will be given the opportunity to subscribe to purchase up to such person's pro rata portion of the Shares being offered, based on the number of shares of common stock held of record by such person as of ________________, 2010 as compared with the total number of shares of common stock held of record by all of our existing shareholders at that time. This initial phase will terminate 30 days from the date of this Offering Circular, unless extended by us. The closing on the purchase of any Shares subscribed for in the offering is conditioned on receipt of an opinion of tax counsel that the sale of Shares in the offering will not adversely affect the tax-free status of our spin-off from our former parent company. See "Plan of Distribution – Closing Condition." Pending satisfaction of this closing condition, all subscription amounts will be held in escrow for the benefit of subscribers. See "Plan of Distribution – Subscription Procedures."

We are headquartered in Broadview, Illinois with our principal executive office located at 2913 Gardner Road, Broadview, Illinois, 60155, and our telephone number is (708) 865-1600. Our web site address is: www.wilbertonline.com.

The date of this Offering Circular is _________, 2010.

	Offering Price(1)	Commissions(2)	Proceeds To Company(3)
Per Share	$20	$-0-	$20
Total Maximum (150,000 Shares)	$3,000,000	$-0-	$3,000,000

(1) The purchase price is payable in full upon delivery of the Subscription Agreement. See "Plan of Distribution."
(2) The Shares are being offered on a "best efforts basis" by certain of our officers. No sales commissions or other remunerations will be paid to our officers in connection with the sale of the Shares. No broker or dealer has been retained or is under any obligation to purchase any Shares. See "Plan of Distribution."

(3) The closing on the purchase of any Shares subscribed for in the offering is conditioned on receipt of an opinion of tax counsel that the sale of Shares in the offering will not adversely affect the tax-free status of our spin-off from our former parent company. See "Plan of Distribution – Closing Condition." Accordingly, there is no assurance that any or all of the Shares offered by this Offering Circular will be sold. The amounts shown are before deducting offering expenses, which are estimated to total approximately $110,000. See "Use of Proceeds."

The Shares are highly speculative and involve a high degree of risk (See "Risk Factors") and should be considered only by persons who can afford the loss of their entire investment.

Neither the Securities and Exchange Commission nor any state securities commission has passed upon the merits of or given its approval to the Shares being offered or the terms of the offering, nor have they passed upon the accuracy or completeness of this Offering Circular or other selling literature. These Shares are offered pursuant to an exemption from registration under the Securities Act of 1933 and certain state securities laws; however, neither the Securities and Exchange Commission nor any state securities commission has made an independent determination that the Shares offered are exempt from registration.

No person has been authorized to make representations or give any information on behalf of us or about the securities offered, except the information contained in this Offering Circular. You should not rely on any information outside of this Offering Circular.

You should not assume that the information in this Offering Circular is accurate as of any date other than the date on the front of the Offering Circular. Our business, financial condition, results of operations, and prospects may have changed since that date.

The Shares are being offered subject to acceptance, prior sale, and withdrawal, or cancellation of the offer at any time without notice.

For investors outside of the United States, we have not done anything that would permit this offering or possession or distribution of this Offering Circular in any jurisdiction where action for that purpose is required. Persons outside the United States who come into possession of this Offering Circular must inform themselves about, and observe any restrictions relating to, the offering of the Shares and the distribution of this Offering Circular outside of the United States.

This Offering Circular does not constitute an offer or solicitation to anyone in any jurisdiction in which such an offer or solicitation is not permitted under applicable law or to any person who does not possess the qualifications discussed in this Offering Circular.

Market data and certain industry forecasts used herein were obtained from internal surveys, market research, publicly available information and industry publications that we believe to be reliable. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, industry forecasts and market research, while believed to be reliable, have not been independently verified.

Wilbert and The Wilbert Bronze are trademarks of Wilbert Funeral Services, Inc. in the United States and Canada. This Offering Circular also includes other trademarks of Wilbert Funeral Services, Inc.

TABLE OF CONTENTS

PAGE

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular and the documents incorporated by reference into this Offering Circular contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements are not based on historical facts, but rather reflect the current expectations concerning future results and events of Wilbert Funeral Services, Inc. These forward-looking statements generally can be identified by the use of statements that include words such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will" or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are, or may be, forward-looking statements. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are difficult to predict and that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. There may be additional risks, uncertainties and factors that we do not currently view as material or that are not necessarily known. We cannot make any assurance that projected results or events will be achieved. The forward looking statements included or incorporated by reference in this Offering Circular are only made as of the date of this Offering Circular or the respective incorporated document, and we do not have any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. The risk factors in the section entitled "Risk Factors" among others, could affect future results, causing these results to differ materially from those expressed in our forward-looking statements.

These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Offering Circular. We undertake no obligation to update any of the forward-looking statements made in this Offering Circular, whether as a result of new information, future events, changes in expectations or otherwise.

You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any additional information. This Offering Circular is dated as of the date listed on the cover page of this Offering Circular. You should not assume that the information contained in this Offering Circular is accurate as of any date other than such date.

SUMMARY

From January 1997 to December 2008, we operated our business as a wholly owned subsidiary of Wilbert, Inc. ("WI"). In December 2008, ownership of our common stock was spun-off from WI to the shareholders of WI through a tax-free distribution of our shares. As a result of this transaction, we now operate our funeral services business independent of WI and its subsidiaries. Unless the context requires otherwise, in this Offering Circular we use the terms "we," "us," "our," and the "Company" to refer to Wilbert Funeral Services, Inc. The following summary is intended to give prospective investors a brief overview of certain aspects of the offering and the Company. This summary is qualified in its entirety by the more detailed discussions contained elsewhere in this Offering Circular, which prospective investors are urged to review prior to any investment decision.

The Company	Wilbert Funeral Services, Inc., an Illinois corporation located in Broadview, Illinois, sells burial vault liners and funeral service products to a network of licensed independent manufacturers of burial and urn vaults located throughout the United States and several located elsewhere in North America. See "Our Company" and " Our Business."
Offering	We are offering up to 150,000 Shares to our existing shareholders at $20.00 per Share. The opportunity to subscribe for Shares will first be allocated pro rata among our shareholders of record as of _______________, 2010 and thereafter to those shareholders who have subscribed to purchase the full amount of their pro rata interest and who express an interest in subscribing to purchase additional Shares. See "Plan of Distribution." Prior to the commencement of the offering, we had 177,437 shares of common stock outstanding. After the offering, 327,437 shares of common stock will be outstanding if all of the Shares offered are sold. See "Description of Capital Stock."
Use of Proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include identifying and developing new funeral and cremation products and services and funding expenditures associated with strengthening our licensee network. We also may use a portion of the net proceeds to acquire businesses, products, or services we believe to be complementary. However, we do not have agreements or commitments for any specific acquisitions at this time.
Risk Factors	The Shares offered hereby are speculative and an investment therein involves a high degree of risk. See "Risk Factors."

WHO MAY INVEST

Only our shareholders of record as of ____, 2010 may subscribe for the purchase of Shares in this offering. In addition, only those subscribers who remain the holders of record, as of the subscription closing date, of the common stock giving rise to the purchase rights in this offering may purchase Shares. In order to subscribe for Shares, you will be required to execute and deliver a Subscription Agreement. In the Subscription Agreement, you will be required to represent and warrant, among other things, that you are a shareholder of the company as of the date of your subscription and that you are purchasing the Shares on your own behalf for investment purposes only. You will also need to confirm your place of residence.

Your should not participate in the offering if you are incapable of bearing the risks involved in owning Shares, including their lack of liquidity.

OUR COMPANY

General

We are a licensor of, and supplier to, independent concrete burial and urn vault manufacturers that are licensed to manufacture Wilbert brand burial and urn vaults under an intellectual property license agreement. All revenues are generated through the activity of the licensee network.

We sell liners and funeral service products to independent manufacturers of concrete products, including burial and urn vaults, located throughout the United States and North America. This represents approximately 76% of our revenues. We provide our licensees a license to use our trademarks, trade names and patents pursuant to intellectual property agreements. This represents approximately 1% of our revenues. We manufacture metal vault forms and metal components used in constructing vaults as well as a line of metal vaults, known as The Wilbert Bronze, for sale to our licensees. This represents approximately 23% of our revenues.

We are headquartered in Broadview, Illinois with our principal executive office located at 2913 Gardner Road, Broadview, Illinois, 60155, and our telephone number is (708) 865-1600. Our web site address is: www.wilbertonline.com.

Corporate History

Our predecessor companies date back to 1880. In 1929, Wilbert H. Haase Co. was founded with the purpose of manufacturing patented burial vaults under the Wilbert trademark. In 1967, Wilbert H. Haase Co. changed its name to Wilbert, Inc. In 1997, we were created as a wholly owned subsidiary of WI to operate its funeral services business.

In December 2008, ownership of our common stock was spun-off from WI to the shareholders of WI through a distribution of our shares pursuant to the terms of a separation agreement dated December 27, 2008 (the "Separation Agreement"). As a result of this spin-off transaction, we now operate our funeral services business independent of WI and its subsidiaries.

The organizational chart below illustrates our relationship with WI immediately prior to and following the spin-off and the change in our direct ownership as a result of this transaction.


Before Spin-Off
Following Spin-Off
Share-holders Own 100%
Wilbert, Inc. (d/b/a Wilbert Plastics) Owns 100%
Wilbert Funeral Services, Inc.
Thermoform-ing Plastics, Inc.
Shareholders Own 100% of Wilbert Funeral Services, Inc. and 100% of Wilbert, Inc.
Wilbert, Inc. (d/b/a Wilbert Plastics) Owns 100%
Wilbert Funeral Services, Inc.
Thermoforming Plastics, Inc.

As a result of the consummation of the transactions specified in the Separation Agreement:

- our employees, assets (including plastic liner tooling and related patents) and liabilities, WI's Broadview, Illinois facility (the "Broadview Facility") and $3.5 million of WI's existing credit facility generally were transferred to, assumed by or retained by us;

- the remaining employees, assets, properties and liabilities of WI generally were transferred to, assumed by or retained by WI and WI continued its business of manufacturing and selling thermoform and injection molded plastic parts;

- our Articles of Incorporation and By-laws were amended and restated to be substantially the same as the Articles of Incorporation and By-laws of WI that were then in effect (except for the inclusion in our By-laws of certain restrictions on transfer and on serving as director on our board and on the board of WI and except as to the number of directors on our board);

- each WI shareholder on the spin-off record date received a dividend of one share of our common stock for every share of WI common stock then held by that shareholder;

- as the result of the dividend, WI shareholders received, at that time, 100% direct ownership of WI's funeral services business through their ownership of our common stock;

- following the dividend, WI's shareholders continued to hold 100% ownership of WI's industrial plastics business through their ownership of WI; and

- we and WI each refinanced a portion of WI's then existing credit facility with a new separate credit facility.

The spin-off followed the unanimous determination by the WI board of directors that the spin-off was in the best interest of WI shareholders. The following factors were considered by the WI board in approving the spin-off:

- the spin-off would result in more focused companies better able to respond quickly and successfully to changes in their respective industries;

- the spin-off would resolve existing conflicts between the interests of the funeral services business and the industrial plastics business;

- the spin-off would give each company the opportunity to create targeted incentives for its employees;

- the spin-off would allow each business to attract and retain superior management;

- the spin-off was expected to facilitate the companies in obtaining financing to expand their operations; and

- the spin-off would eliminate the risks of affiliation of two otherwise unrelated businesses.

For federal income tax purposes, the parties to the spin-off transaction treated the distribution as tax-free under Internal Revenue Code Section 355. In connection with the spin-off, we entered into an agreement (the "Tax Matters Agreement") with WI that limits our ability to engage in certain transactions, including certain stock issuances for a two-year period following the spin-off transaction. See "Risk Factors -- Risks Arising From Our Tax Matters Agreement with WI." The Tax Matters Agreement does permit us to issue equity securities in a transaction, such as this offering, that would otherwise breach the terms of the agreement, provided that WI first receives an unqualified opinion from tax counsel that such transaction will not adversely affect the tax-free status of the spin-off.

RISK FACTORS

Investing in the Shares involves a high degree of risk. You should carefully consider the following risks and all other information contained in this Offering Circular, including our financial statements and the related notes, before investing in the Shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks materialize, our business, financial condition and results of operations could be materially harmed. In that case, you may lose some or all of your investment.

Risks Relating to the Business

Death rates in the U.S. have been declining since the 1950s. There is no meaningful near-term increase in the numbers of deaths.

The life expectancy of U.S. citizens has increased steadily since the 1950s and is expected to continue to do so for the foreseeable future. As the population of the United States continues to age, we anticipate the number of deaths in North America will be relatively flat until the number of deaths increase due to aging baby boomers who constitute a significant percentage of the U.S. population. A declining death rate, combined with no meaningful near-term increase in the number of deaths, shifts sales of our products into the future, which has an adverse effect on our financial condition, results of operations and cash flow in the near-term.

The increasing trend toward cremation may result in decreased revenues.

Cremations as a percentage of total U.S. deaths have increased steadily since the 1960s, and are also expected to continue to increase for the foreseeable future. Therefore, the number of U.S. cremations is gradually and steadily increasing, resulting in a lower demand for burial vaults, which was a contributing factor to lower burial vault sales volumes for our licensees in each of fiscal years 2008, 2007 and 2006. We expect these trends to continue into the foreseeable future and burial vault sales volumes will likely continue to be negatively impacted by the increasing trend toward cremation.

There is increasing competition from low cost retailers.

The rising cost of a traditional funeral has made funeral homes increasingly sensitive to the cost of the components of a funeral's total cost that do not accrue to their own benefit, such as the cost of a burial vault. In recent years, there has been an influx of retail outlets and internet websites specializing in the sale of funeral and cemetery products, particularly caskets and vaults. These types of businesses have grown in number and have caused pricing pressure in certain markets, which has already adversely affected our licensees and, in turn, us. It is likely that such pricing pressures may have an increasingly adverse effect on our business.

The funeral services industry is subject to regulatory exposure.

The funeral services industry is heavily regulated at the federal and state levels. There is a continuous movement toward a stricter regulatory environment and we cannot predict the effect on our financial condition and operating results of a stricter regulatory environment.

We do not have a long operating history as a separate company.

Prior to the consummation of our separation from WI in December 2008, we operated as a wholly owned subsidiary of WI. Accordingly, until the separation, we had not been responsible for performing various corporate functions, including tax administration, treasury administration, compensation and benefits administration, investor relations, internal audit and risk management.

We are dependent on WI, our former parent company, as our sole source supplier of plastic burial vault liners and other plastic products.

We are dependent on WI as our sole supplier of plastic burial vault liners and other plastic products. We have entered into a supply agreement (the "Manufacturing and Supply Agreement") with WI pursuant to which WI manufactures plastic burial and urn vault liners exclusively for us. During fiscal year 2008, purchases of plastic products from WI totaled $23.7 million. If WI does not continue to effectively perform its obligations under the Manufacturing and Supply Agreement, we may not be able to operate our business effectively and our profitability may decline.

Upon the termination of the Manufacturing and Supply Agreement with WI, we may experience increased costs.

Our Manufacturing and Supply Agreement with WI expires in 2013, unless extended. If the agreement is not renewed after its expiration, we will be required to find another supplier for our plastic products. While we believe that we will be able to find another supplier or suppliers for these products on substantially similar prices and terms, no assurance can be given that we will not incur higher costs to obtain such products than we incurred under the terms of our current agreement with WI.

Our financing arrangement contains several restrictive covenants.

Our current credit facility contains a number of covenants imposing limitations. These restrictions may affect our ability to operate the business and may limit our ability to take advantage of potential business opportunities as they arise. The credit facility limits our ability to, among other things:

- incur additional indebtedness;
- pay dividends or make distributions in respect of our capital stock;

- create liens;
- make acquisitions; and
- change ownership.

The credit facility requires us to maintain a ratio of funded debt to earnings before interest, taxes, depreciation and amortization (referred to as the cash flow leverage ratio) of not more that two times the funded debt level and a ratio of earnings before interest and taxes to interest expense (referred to as the interest coverage ratio) of more than three times the amount of interest expense for the period. The company is in compliance with these provisions under the credit facility as of September 30, 2009. Our ability to comply with these agreements and requirements may be affected by events beyond our control, including prevailing economic, financial and industry conditions and other risk factors set forth in this Offering Circular. The breach of any of these covenants or restrictions could result in a default under the credit facility. An event of default under other debt agreements, should they exist in the future, would permit the lender to terminate the line of credit prior to the date of its maturity and to declare all amounts borrowed from the lender to be immediately due and payable.

Recent global market and economic conditions, including those related to the credit markets, could have a material adverse effect on our business, financial condition and results of operations.

The recent worldwide financial and credit market disruptions and uncertainty have reduced the availability of credit. The shortage of credit combined with the recent substantial losses in equity markets and other economic developments could lead to an extended worldwide economic recession.

A general slowdown in economic activity caused by a recession could adversely affect our business in several ways. A continuation or worsening of the current credit markets and economic conditions could adversely affect our customers' ability to obtain sufficient credit or pay for our products within the terms of sale and, as a result, our reserves for doubtful accounts and write-offs could increase. If certain key or sole suppliers were to become capacity constrained or insolvent as a result of the global economic conditions, it could result in a reduction or interruption in supplies or a significant increase in the price of supplies.

We are dependent on the continued services and performance of our senior management, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and continuing contributions of our senior management to execute on our business plan, and to identify and pursue new product opportunities. The loss of services of senior management could significantly delay or prevent the achievement of our development and strategic objectives. In addition, key personnel may be distracted by activities unrelated to our business. The loss of the services, or distraction, of our senior management for any reason could adversely affect our business, financial condition and results of operations.

If we are unable to develop new products to compliment our existing products and services, our growth prospects will be diminished.

Our current business continues to be negatively impacted by industry trends. If we are unable to timely develop and introduce new products and services, or enhance existing products and services, in response to these industry trends or customer requirements or demands, our growth prospects will be diminished.

The average sales prices of our manufactured and licensed products may decrease, which may reduce our gross profits.

We recently announced reduced pricing on certain of our products. Such pricing actions are evaluated in light of the competitive and economic conditions that exist in the marketplace. We attempt to assist our licensee manufacturers to be the lowest cost producer of burial vaults by supplying them with high quality materials at low prices. Recently announced pricing actions on burial vault liners (primarily plastic) are expected to result in lowering 2010 revenues by approximately $1.3 million. We have been able to obtain purchase price concessions from WI in order to substantially mitigate the net effect on our operations of this reduced revenue in 2010. Additional actions to offset the effect of these reduced prices are being implemented, but there can be no assurances given that the results of these cost reductions will be realized either now or in the future. In addition, the ability to pass through the effect of increases in raw material or manufacturing costs, should they occur, cannot be assured.

Increased prices for, or unavailability of, raw materials used in our products could adversely affect profitability or revenues. In particular, our results of operations continue to be adversely affected by changing prices for steel, copper, bronze, and fuel.

We use various commodities in the manufacture and delivery of our products. Volatility in the commodity markets may result in cost changes to us that may not be recoverable through pricing actions to our customers in a timely manner.

Tax Risks

Our issuance of Shares in the offering could cause the spin-off to be taxable, which could result in substantial tax liability for the WI shareholders who received our common stock in the spin-off and/or WI.

In connection with the spin-off, WI received an opinion of tax counsel to the effect that, subject to the accelerated taxation of certain deferred intercompany transactions, the spin-off would qualify as eligible for nonrecognition treatment for both WI and its shareholders under Section 355 of the Code. The opinion of counsel was based, in part, on assumptions and representations as to factual matters made by, among others, WI, members of WI management, members of WI's board of directors, and us, as requested by counsel, which, if incorrect, could jeopardize the conclusions reached by counsel. An opinion of counsel represents counsel's best legal judgment and neither binds the Internal Revenue Service nor any court, nor precludes the Internal Revenue Service from adopting a contrary position.

Even if the spin-off qualified as a tax-free distribution under Section 355 of the Code based upon the facts in existence at the time of the spin-off, our issuance of stock in the offering could cause the spin-off to fail to qualify as a tax-free distribution under Code Section 355. Whether our issuance of stock in the offering will cause the spin-off to become taxable depends upon the application of rules contained in Code Section 355, including rules under Code Section 355(e) addressing acquisitions, dispositions or issuances of our stock. Under Section 355(e), if there are acquisitions, dispositions or issuances of our stock entered into as part of a plan or series of related transactions that includes the spin-off and that result in an acquisition of 50% or more of our stock outstanding (by vote or value), the distribution of our stock in the spin-off would be taxable to WI (but not WI's shareholders who received our stock in the spin-off). Current U.S. federal income tax law creates a presumption that, if there is a 50% or greater change in stock ownership during the four-year period that begins two years before the date of the spin-off, then the change in ownership is treated as pursuant to a plan with the spin-off unless it is established to the contrary. In this regard, we are aware of past transfers of approximately 18% of our stock that would be presumed to be part of such a plan in the absence of an applicable exception. In addition, the Internal Revenue Service could take the view that any issuance of our common stock in the proposed offering should be presumed to be part of such a plan. The Treasury Regulations currently in effect generally provide that whether transfers of stock before or after a spin-off are deemed part of a plan is determined based on all of the facts and circumstances, including, but not limited to, specific factors described in the Treasury Regulations.

If the spin-off complied with all of the provisions of Code Section 355 other than Code Section 355(e), then WI would be subject to tax on the spin-off as if it had sold the common stock of our company in a taxable sale for its fair market value, but the WI shareholders who received our common stock in the spin-off would nonetheless be entitled to tax-free treatment with respect to the spin-off. However, if the spin-off failed to satisfy the provisions of Code Section 355 generally, then, in addition to WI's being subject to tax on the spin-off, WI's shareholders who received our common stock in the spin-off would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them. In either case, the tax liability that would be incurred by WI and/or its shareholders, as applicable, as a result of failing to qualify for tax-free treatment under Code Section 355 would be substantial.

To guard against WI or its shareholders who received our stock in the spin-off incurring tax liability due to a violation of Code Section 355, we have conditioned the sale of Shares in the offering on receipt of an opinion of tax counsel that the offering will not adversely affect the tax-free status of the spin-off. See "Plan of Distribution – Closing Condition." The opinion of counsel will be based, in part, on certain assumptions and representations as to factual matters, as requested by counsel, which, if incorrect, could jeopardize the conclusions reached by counsel. An opinion of counsel represents counsel's best legal judgment and neither binds the Internal Revenue Service nor any court, nor precludes the Internal Revenue Service from adopting a contrary position.

Risks Arising From our Tax Matters Agreement With WI

If the offering causes the spin-off to be taxable, we will incur significant indemnification liability under the Tax Matters Agreement.

In connection with the spin-off, we entered into the Tax Matters Agreement with WI. Under the Tax Matters Agreement, we would be required to indemnify WI from and against any liability for tax that is attributable to or results from the sale of Shares in the offering causing the spin-off to not qualify as a tax-free distribution under Section 355 of the Code.

As discussed above, our sale of Shares pursuant to the offering could cause the spin-off to fail to qualify as tax-free under Code Section 355 (either under the 50% rule of Section 355(e) or more generally). See "Tax Risks - *Our issuance of stock in the offering could cause the spin-off to be taxable, which could result in substantial tax liability for the WI shareholders who received our common stock in the spin-off and/or WI.*" If the offering causes the spin-off to be taxable, then we will incur substantial indemnification liability under the Tax Matters Agreement. Our indemnification obligations under the Tax Matters Agreement are not limited by any maximum amount.

To satisfy our obligations under the Tax Matters Agreement with respect to contemplated Share issuances pursuant to the offering and to otherwise guard against our incurring indemnification liability under the Tax Matters Agreement, we have conditioned the sale of Shares in the offering on receipt of an opinion of tax counsel that the offering will not adversely affect the tax-free status of the spin-off. See "Plan of Distribution – Closing Condition." As noted above, the opinion of counsel will be based, in part, on certain assumptions and representations as to factual matters, as requested by counsel, which, if incorrect, could jeopardize the conclusions reached by counsel. An opinion of counsel represents counsel's best legal judgment and neither binds the Internal Revenue Service nor any court, nor precludes the Internal Revenue Service from adopting a contrary position.

Our ability to engage in desirable strategic transactions and equity issuances is limited by the Tax Matters Agreement we entered into with WI.

To preserve the tax-free treatment to WI and its shareholders of the spin-off, we are prohibited by the terms of the Tax Matters Agreement, except in specified circumstances, from:

- issuing equity securities, except with the approval of WI;
- engaging in certain business combinations or asset sale transactions; or
- engaging in other actions or transactions that could jeopardize the tax-free status of the distribution.

These Tax Matters Agreement restrictions, which continue until December 28, 2010, may prevent us from entering into transactions that might be advantageous to our business and our shareholders, such as issuing equity securities to satisfy financing needs or acquiring businesses or assets with equity securities. In addition, we may be less attractive to a potential acquirer and reduce the possibility that an acquirer will propose or seek to effect certain transactions with us.

Risks Relating to this Offering and Our Common Stock

No Dividends.

While payment of dividends on our common stock rests with the discretion of our board of directors, there can be no assurance that dividends can or will ever be paid. Payments of dividends are contingent upon, among other things, future earnings, if any, our financial condition, capital requirements, general business conditions, and other factors that cannot be predicted. It is unlikely that we will pay dividends on the Shares in the foreseeable future. See "Description of Capital Stock."

Lack of liquidity with respect to the Shares.

Prior to this offering, there has been no public market for our common stock. No public market for our common stock will develop as a result of this offering. Moreover, our by-laws, as amended, contain restrictions on the ability of our shareholders to transfer their shares of common stock. Accordingly, there is little opportunity for liquidity with respect to the Shares.

Subscription Price for the Shares.

The subscription price for the Shares in this offering was set by our board of directors and does not necessarily bear any relationship to the book value of our assets, results of operations, cash flows, financial condition or any other established criteria for value. Accordingly, you should not consider the subscription price as an indication of the actual value of the Shares.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use of our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use the net proceeds from this offering for working capital and other general corporate purposes, which may include identifying and developing new funeral and cremation products and services and funding expenditures associated with strengthening our licensee network. We also may use a portion of the net proceeds to acquire businesses, products, or services we believe to be complementary. However, we do not have agreements or commitments for any specific acquisitions at this time. We might not be able to yield a significant return, if any, on any investment of these net proceeds.

OUR BUSINESS

General

All of our revenues are generated through the activity of the licensee network. We sell our brand name products through our licensee network and serve our independently owned licensees with assistance in sales and marketing, education and training, technical services and other products and services. Under an intellectual property license agreement described in the section "Licensees," the licensees have the right to manufacture and sell Wilbert brand concrete burial vaults and urn vaults, as well as certain other branded items such as cremation urns and memorialization products in specified territories throughout the United States and Canada.

We sell liners and funeral service products to licensed independent manufacturers of concrete products, including burial and urn vaults, located throughout the United States and North America. This represents approximately 76% of our revenues. We provide our licensees a license to use our trademarks, trade names and patents pursuant to intellectual property agreements. This represents approximately 1% of our revenues. We manufacture metal vault forms and metal components used in constructing vaults as well as a line of metal vaults, known as The Wilbert Bronze, for sale to our licensees. This represents approximately 23% of our revenues.

We sell our licensees the following products: vault forms, metal and plastic vault liners, adhesives, coatings, various connective components and related products. The plastic liners we sell are made of heavy gauge plastic. Our metal liners are a more protective, and therefore more costly, option that can be selected by the customer.

We also offer our cremation choices program, which provides training and educational aid for both licensees and funeral directors on the merchandising of cremation, cremation products and cremation services.

Licensees market and sell burial and urn vault products and other licensed products primarily to funeral homes and, to a lesser extent, cemeteries located in their geographical territories under the Wilbert brand name and various other trade names owned by us. Licensees use the vault form to pour the concrete perimeter of the vault, apply metal or plastic liners to the vault's interior using adhesives, attach various connective components to the vault, and deliver and sometimes install the vault at the cemetery.

We manufacture the metal vault forms and certain connective metal components used in constructing the vaults. We also manufacture the metal vault liners we sell to our licensees. We purchase the other products we sell from third parties, including plastic liners, which we purchase from WI's industrial plastic group. We also have a supply contract with Daubert Chemical Company, Inc. ("Daubert") under which we purchase adhesives that are used in securing liners to the walls of the burial vaults and urn vaults.

We maintain an inventory of the products we manufacture at our various facilities. These products are delivered throughout North America by means of common carriers. With respect to the out-sourced plastic vault liners and urns, we take delivery of these products at our distribution facilities in Gastonia, North Carolina and White Bear Lake, Minnesota and inventory and deliver them from these locations using common carriers. With respect to the adhesives we sell, we take delivery of these products at our various facilities and deliver these products from these facilities by means of common carriers.

Competition

We compete on the basis of product quality, price, delivery, and customer service. We believe we have a strong market position due to our reputation for high-quality products. We also believe our licensees are the price leaders among the providers of concrete burial vaults in the United States. Our primary national competitors include Doric Vaults, Eagle Vaults, Trigard, Clark Vaults, and MS Vaults.

Although we were the original patent holder for the Unidex process, which binds wet concrete, adhesive, and plastic liner, all of our competitors use this technology today, with only the specific adhesive differing among them. Nonetheless, funeral home operators are typically brand loyal, offering their customers only a single company's product line. This loyalty is derived from the service we provide, as well as the services provided by our licensees, ensuring timely delivery and installation of products to the cemetery and the funeral home. Brand recognition is low among the final consumers of our products and technology (the families of the deceased).

Licensees

We believe that most licensees' core business is the manufacture and sale of pre-cast concrete products, of which Wilbert burial vaults and urn vaults is an important subset. Our management estimates that less than 50% of our licensees manufacture and sell only burial vaults, urn vaults or other outer burial containers. In addition to the pre-cast concrete products business, a minority of the licensees have diversified their businesses to include other death-care products and services (e.g., operating crematoriums, providing embalming services, selling monuments and grave-digging) as well as various non-death-care activities (e.g., providing excavation services).

The overall health of the licensees' businesses, especially their pre-cast concrete products' businesses, is important to us because healthy businesses are more likely to maintain their vault unit volumes in the face of price competition and are more willing and able to invest in marketing and customer service activities that pull volume through our business and enhance the Wilbert brand. When Wilbert vault unit volumes decline, our sales of both consumable supplies and vault forms decline. Lower vault unit volumes of a licensee enable that licensee to defer their purchase of replacement forms because their existing forms deteriorate at a slower rate.

We have an intellectual property license agreement (the "License Agreement") with each of our licensees. Pursuant to the License Agreement, the licensee is granted an exclusive license to use our intellectual property in the manufacture, processing, distribution, marketing, servicing, and sale of burial vaults and urn vaults in the licensee's geographic territory. Among other provisions, if certain minimum unit sales amounts specified in the License Agreement are not achieved, the licensee is considered in breach of the License Agreement. A default of the License Agreement occurs if the licensee fails to adhere to specified quality standards or to maintain compliance with certain credit conditions. A default of the License Agreement can result in termination of the License Agreement.

The licensee pays specified royalty amounts to us. The License Agreement permits a licensee to produce or sell our competitors' products but prohibits a licensee from producing or distributing competing products using our intellectual property. The term of all of the License Agreements expires August 31, 2015, but the License Agreement provides each licensee a right of first refusal at this date to a new license with us covering the licensee's current geographic territory.

Industry Trends Affecting the Company

Along with our licensees whose sales are concentrated in burial vaults and urn vaults, we have faced difficult business conditions during the past eight years due to persistent annual declines in vault unit sales. These declines are indicative of the following key trends in the United States:

- a declining death rate, which shifts unit sales into the future;
- the geographic dispersion of the population, which means a declining proportion of deaths, resulting in traditional funerals and casket burials (thus negatively impacting vault unit sales);
- the rising cost of a funeral (in part, the joint product of fewer traditional funerals and funeral homes' high fixed cost structure), which has made funeral homes increasingly sensitive to the cost of those components of a funeral's total cost that do not accrue to their own benefit, such as the cost of burial vaults;
- the rising rate of alternative forms of disposal, most notably cremation and double-depth burial vaults that directly reduce unit sales of Wilbert burial vaults (which are solely single-depth vaults); and
- the more recently elevated number of U.S. military veterans' deaths coincides with an initiative by the Veterans Administration ("VA") to build new national cemeteries, which is contributing to a reduction in unit sales of Wilbert burial vaults, because these national cemeteries mandate double-depth burial vaults and because many veterans and their spouses are accepting the VA's offer of a well-subsidized burial in a national cemetery.

The following table compares the decline in unit sales of Wilbert burial vaults, the decline in the U.S. death rate, and the rise in the cremation rate, which is the number of cremations as a percent of the total number of deaths in a given period, during the period from 2001 through 2008. The information was obtained from internal surveys, the Cremation Association of North America, the Center for Disease Control, and industry websites. The information regarding U.S. Death Rates for 2007 and 2008 are estimates as is the information concerning the cremation rates for 2008.

	2001	2002	2003	2004	2005	2006	2007	2008
Wilbert Burial Vault Unit Sales.	359,703	357,819	348,537	332,357	329,536	316,564	306,439	293,948
% Change from Prior Year	-1.1%	-0.5%	-2.6%	-4.6%	-0.8%	-3.9%	-3.2%	-4.1%
U.S. Death Rate (Per 1,000)	8.48	8.47	8.42	8.17	8.26	8.10	8.26	8.27*
% Change from Prior Year	-0.6%	-0.2%	-0.5%	-3.0%	1.2%	-1.9%	2.0%	0.1%
Cremation rate	26.9%	27.8%	28.4%	30.9%	32.3%	33.6%	34.9%	36.1%
% Change from Prior Year	2.7%	3.3%	2.2%	8.8%	4.5%	4.0%	3.9%	3.4%

The death-care industry has encountered some adversity over the past few years. Even though all indicators have shown the actual number of deaths has been increasing, the U.S. death rate, which measures the number of deaths per 1,000 persons, has declined. Moreover, in 2008, the death rate was 8.27 deaths per thousand, indicating nearly a 2.5% decline since 2001. A declining death rate shifts unit sales into the future. In the medium term, this trend is expected to damage the industry's activity levels and operating profits but, given the overall growth of the U.S. population and the continued aging of the baby boom generation, the industry should stabilize in approximately a decade.

The trend in the cremation rate depicted above is believed to be part of a long-run trend that is driven both by society's changing views on the acceptability of cremation and by the rising cost of a traditional funeral. According to the Cremation Association of North America, the cremation rate is expected to increase from an estimated 36.1% in 2008 to 57.3% in 2025. The burial segment of the industry has been affected by the increasing acceptance of cremation as an alternative to traditional burial.

Cremation, mausoleums, single and double depth lawn crypts and the consolidation of funeral homes have created a highly competitive market. The $15 billion death-care industry is aggressively marketed by multinational corporations, and funeral services and products are sold over the phone, through the mail, door to door, the internet and shopping malls.

Historically, the funeral home business has been highly fragmented. However, a consolidation trend, which commenced in the early 1990s but was somewhat abated in the late 1990s, appears to be on the rise again. We believe that the customer base for our licensees will continue to consolidate as national and regional chain operators continue to acquire funeral homes and cemeteries.

Regulation

We are subject to a variety of federal, state, and local laws and regulations relating to environmental, health, and safety concerns, including the handling, storage, discharge, and disposal of hazardous materials used in or derived from our manufacturing processes. We believe that we are in substantial compliance with such statutes, ordinances and regulations and that such compliance will not have a material adverse effect on our capital expenditures for the remainder of our current fiscal year and for a reasonably foreseeable time thereafter.

The Federal Trade Commission ("FTC") administers the trade regulation rule on funeral industry practices ("Funeral Practices Rule"). The purpose of the Funeral Practices Rule is to prevent unfair deceptive acts or practices in connection with the provision of funeral goods or services. In April 1984, the Funeral Practices Rule became fully effective. The Funeral Practices Rule, which applies to the customers of our licensees, contains minimal guidelines for funeral industry practices, requires extensive price and other affirmative disclosures and imposes mandatory itemization of funeral goods and services.

A number of jurisdictions regulate the sale of pre-need services and the administration of any resulting trust funds or insurance contracts. Many states and regulatory agencies have considered or are considering regulations that could require more liberal refund and cancellation policies for pre-need sales of products and services and increased trusting requirements. These proposals could have an adverse effect on the pre-need programs of our licensees.

From time to time, the federal government, states and other regulatory agencies have considered and may enact additional legislation or regulations that could affect our business.

Employees

As of September 30, 2009, we employed 62 persons on a full-time basis. Our management considers employee relations to be satisfactory. None of our employees is covered under collective bargaining agreements.

We have not entered into employment agreements with any of our employees.

Our Suppliers

We use stainless steel, copper and bronze sheets in the manufacture of our metal vaults. Most of the raw materials used in the products we manufacture are generally available from several sources.

The changing prices of raw materials used in our products, including steel, fuel, petroleum based products, and fuel related delivery costs, have a direct and sometimes negative effect on our profitability. We generally do not engage in hedging transactions with respect to these purchases, but do enter into fixed price supply contracts at times. We have taken steps and have plans and actions in place to mitigate the impact of rising raw material and fuel prices, including sales price adjustments. However, there can be no assurance that we will be able to anticipate and react quickly to all changing raw material prices in the future.

Historically, we have instituted annual price increases to help offset the impact of inflation and other rising cost factors.

We are dependent on single sources for our plastic liners and adhesive and coating products. During fiscal year 2008, purchases of plastic products from WI totaled $23.7 million and purchases of adhesive and coating products from Daubert totaled $3.1 million.

We have secured a long-term supply agreement for our plastic liners. As part of the spin-off, we entered into an exclusive five-year Manufacturing and Supply Agreement with WI under which we receive plastic burial and urn vault liners and other plastic products from WI. This agreement automatically renews for additional two-year terms unless terminated by either party by written notice at least one year prior to expiration of the then-current term. During fiscal year 2008, purchases of plastic products from WI totaled $23.7 million. The 2009 and 2010 base prices for the products to be sold to us were established based on negotiations we had with WI. The negotiated base prices took into account then current costs and pricing, and provided WI with a profit margin appropriate in a contract negotiated at arm's length. The 2009 base prices went into effect on January 1, 2009 and the 2010 base prices will go into effect on January 1, 2010. According to the agreement, product prices may be increased or decreased from time to time (based on 60 day advance notice), based on changes in the cost of raw materials and, on an annual basis, product prices may be increased or decreased based on changes in direct labor costs. If WI does not continue to effectively perform its obligations under the Manufacturing and Supply Agreement, we may not be able to operate our business effectively and our profitability may decline. However, we believe that we would be able to find another supplier or suppliers for our plastic products on substantially similar prices and terms, which would allow us to operate our business effectively and maintain our profitability.

We have approximately 18 months remaining on our supply agreement for our adhesive and coating products. Our ten-year supply agreement with Daubert expires in April 2011. Under the term of this agreement, Daubert supplies all of our requirements for adhesive and coating products. Daubert supplies the products covered by this agreement exclusively to us and we have agreed to purchase not less than $2.1 million of product each year that the agreement is in effect. Subject to the termination provisions of the agreement, the agreement may be terminated by either party upon 180 days written notice. The agreement provides for bi-annual changes in the purchase price for products based upon the percentage changes of the direct cost of raw materials. Annual price changes may also be made based on the percentage increase in Daubert's direct labor cost. If Daubert fails, for any reason, to perform on this supply agreement, we believe we would be able to find another supplier or suppliers for our adhesive and coating products on substantially similar prices and terms.

Our Credit Facility

We have entered into a credit facility with Bank of America, N.A. The credit facility consists of a $10 million unsecured revolving line of credit that is available to us through December 26, 2011. Interest on loans obtained as a result of the facility is charged at the London Interbank Offered Rate ("LIBOR") plus 150 or 175 basis points depending on certain financial ratios achieved by us. The credit facility limits our ability to, among other things, incur additional indebtedness; pay dividends or make distributions in respect of our capital stock; create liens; make acquisitions; and change ownership. The credit facility requires us to maintain a ratio of funded debt to earnings before interest, taxes, depreciation and amortization (referred to as the cash flow leverage ratio) of not more than two times the funded debt level and a ratio of earnings before interest and taxes to interest expense (referred to as the interest coverage ratio) of more than three times the amount of interest expense for the period. The company is in compliance with these provisions under the credit facility as of September 30, 2009. Total borrowings under this facility amounted to $100 thousand as of September 30, 2009.

Intellectual Property

We own and license a number of patents on the products and manufacturing processes that are of importance to us, but we do not believe any single patent or related group of patents is of material significance to our business as a whole.

We also own and license a number of trademarks and service marks relating to our products and services. In addition to "Wilbert" and "The Wilbert Bronze," we believe the following trademarks or service marks are significant to our business as a whole:

- Avondale
- Cameo Rose
- Corrugated Choices
- Cremation Choices
- Karine Bouchard Series
- Legacy
- Life's Reflections
- Loved and Cherished
- Marbelon
- SST/Triune
- Strentex
- Triune
- Unidex
- Venetian
- Veteran Triune
- Wilbert DataVault
- Wilbert Foundation & Design
- Wilbert Memorial Services

- MemoryCapsule
- Monticello
- Wilbert Ovation
- WilbertWay

Our ability to compete effectively depends, to an extent, on our ability to maintain the proprietary nature of our intellectual property. However, we may not be sufficiently protected by our various patents, trademarks and service marks. Additionally, certain of our existing patents, trademarks or service marks may be challenged, invalidated, cancelled, narrowed or circumvented. Beyond that, we may not receive the pending or contemplated patents, trademarks or service marks for which we have applied or filed.

We vigorously seek to enforce our intellectual property rights. However, we cannot ensure that the copying and sale of our products by others would not materially adversely affect the sale of our products.

Transition Services Agreement

In connection with the spin-off, we entered into a Transition Services Agreement with WI in order to provide for an orderly transition of our business becoming independent of WI. Pursuant to the Transition Services Agreement, which expired in December 2009, WI provided us with various services relating to human resources, finance, treasury, and information technology at agreed-upon pricing based on cost allocations prior to the spin-off totaling approximately $480 thousand for the year ending December 31, 2009. This agreement has been extended on an informal basis with respect to information technology services. We are in the process of developing our own information technology systems. Accordingly, our reliance on WI for this remaining service should be eliminated in the near future.

Property

We own our 98,700 sq. ft. headquarters/manufacturing facility in Broadview, Illinois. We lease distribution facilities in Gastonia, North Carolina and White Bear Lake, Minnesota from WI for which it is anticipated that WI will be paid approximately $219,000 in 2009. All facilities are suitable for their intended purpose, are being efficiently utilized and are believed to provide adequate capacity to meet demand for the next several years.

USE OF PROCEEDS

Net proceeds of this offering are expected to be $2,890,000 if all 150,000 Shares offered hereby are sold. Irrespective of the amount of net proceeds derived from the offering, we intend to use these proceeds for working capital and other general corporate purposes, which may include identifying and developing new funeral and cremation products and services and funding expenditures associated with strengthening our licensee network. We also may use a portion of the net proceeds to acquire businesses, products, or services we believe to be complementary. However, we do not have agreements or commitments for any specific acquisitions at this time. We will have broad discretion in the way we use the net proceeds.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2009. This table should be read together with our balance sheet as of September 30, 2009, as set forth under "Financial Statements."

	As of September 30, 2009
Total Debt	$ 100,000
Stockholders' Equity:	
Common Stock, $0.001 par value 1,000,000 shares authorized, 177,437 shares outstanding	$ 177
Paid in Capital	$ 823
Retained Earnings	$ 11,866,238
Total Shareholders' Equity	$ 11,867,238
Total Capitalization	$ 11,967,238

MANAGEMENT

Officers, Directors and Significant Employees

Our board of directors consists of nine members. Our directors and executive officers, and key employees are as follows:

Name	Position
Michael F. Bogacki	Chief Financial Officer
F. Coll Bowen, III	Director
Steven M. Bush	Director
Terry G. Christenberry	Director
Wm. Anthony Colson	President and CEO
Paul E. Cooper	Director
Randy L. Fehrenbacher	Director
Denny Wm. Knigga	V.P. Operations
Adrian Lee	Director of Procurement & Logistics
C. James Mans	Director, Chairman
Charles P. Morley	Director
Judy L. Rossom	Chief Accounting Officer
Joseph G. Weigel	V.P. Marketing
Dennis P. Welzenbach	Director
Terrence P. Whitlock	Exec. V.P., Secretary and Treasurer
John B. Williams	Director

The following is a description of the business background of each of our directors, officers, and key employees:

Michael F. Bogacki joined us in August 2009 as our Chief Financial Officer. Prior to that time, Mr. Bogacki had served as Vice President, Mergers and Acquisitions for Intertek Consumer Goods North America, an organization that provides testing, inspection and certification services, from 2006 to 2008. Prior to Intertek, he was the Chief Financial Officer, Portfolio Companies for The Blackstone Group, a New York based investment banking and alternative investment advisory firm. Mr. Bogacki has also served in various senior financial roles for several other organizations, including Feralloy Corporation, a Chicago based steel service center, and Farley Industries, Inc., a diversified manufacturing conglomerate whose primary holding was Fruit of the Loom, Inc. and began his career with Arthur Young & Company (now Ernst & Young). Mr. Bogacki is a CPA, holds a bachelor of science degree in commerce with a concentration in accounting from DePaul University, has an MBA from The University of Chicago and is 55 years old.

F. Coll Bowen, III has served on our board since the spin-off. Mr. Bowen served as a director of WI from May 2006 until the spin-off. Mr. Bowen has been the President of Wilbert Burial Vault Co. since 1993 and the President of Greenwood Cemetery, Inc. since 1995. Mr. Bowen was formerly the corporate treasurer of United Waste Service from 1990 to October of 1995. Mr. Bowen attended the University of Georgia and majored in Economics. Mr. Bowen is 57 years old.

Steven M. Bush has served on our board since the spin-off and, prior to the spin-off, was a director of WI from August 2007 until the spin-off. Mr. Bush has been President of S.M. Bush since February 1999. Prior to that he served as President of Quincy Wilbert Vault Co. Inc. and General Manager and then President of St. Louis Wilbert Vault and New Baden Wilbert Vault. Mr. Bush is 53 years old.

Terry G. Christenberry has served on our board since the spin-off and has been a director of WI since December 1997. From 1994 until October 2009, Mr. Christenberry was the President of the investment banking firm of Christenberry Collet & Co., Inc. of Kansas City, Missouri. In October 2009, Christenberry Collet & Co. combined with Country Club Bank to become C C Capital Advisors, a division of County Club Financial Services, Inc. Mr. Christenberry is a managing director of the new firm. Prior to that, he was Executive Vice President of H.B. Oppenheimer & Co., President of its Investment Banking Division and founder and President of its broker-dealer subsidiary from 1986 to 1994. Mr. Christenberry has over 35 years of business experience, including 10 years at a nationally recognized public accounting firm. Mr. Christenberry holds a B.A. in Mathematics from Texas Christian University and a Masters degree in Business Administration in Finance from Southern Methodist University. Mr. Christenberry is 63 years old.

Wm. Anthony Colson has been our President and CEO since April 2008. Prior to joining our company, Mr. Colson was Vice President & General Manager of Pella Window & Door from 2006 to 2008. He also served in the capacities of President, Legacy Management Partners from 2004 to 2006, and in various positions at Batesville Casket Co. from 1988 to 2004. Mr. Colson has a B.A. in Communication & Organizational Development from Indiana University. Mr. Colson is 50 years old.

Paul E. Cooper has served on our board since May 2009. Mr. Cooper is the President of Cooper Wilbert Vault Co., Inc. and has held this position since 1979. Mr. Cooper is also President of Cooper Vault Co., Inc. of Delaware and has held this position since 1981. Further, Mr. Cooper is the President of Cooper Monument Company and of P&J Cooper Supply Co. Inc. of Barrington, New Jersey and has held these positions since 1986 and 1994, respectively.

Randy L. Fehrenbacher has served on our board since May 2009. He has been Vice President & COO of Bickes Inc. since June of 1990. Mr. Fehrenbacher joined the Bickes organization in 1983 and served as general manager prior to his position as Vice President and Chief Operating Officer. Mr. Fehrenbacher is 57 years old.

Denny Wm. Knigga has been our Vice President of Operations since July of 2008. Prior to joining our company, he held a position as a lean management consultant to one of the largest defense contractors, BAE. At BAE, he was responsible for the design and cellular production of the MRAP vehicle for the Iraqi theater of operations. He held various leadership positions in Batesville Casket from 1989 to 2006. As the Director of Operations he successfully closed the Campbellsville, Kentucky plant and was a leader for the transition of lean implementation within the manufacturing operations. Mr. Knigga began his manufacturing career with General Motors in 1969 in the Indianapolis stamping facility as an Industrial Engineer and rising to a shift superintendent in his 20-year career. He holds an MBA from Butler University in Indianapolis. Mr. Knigga is 62 years of age.

Adrian Lee has been our Director of Procurement and Logistics since July of 2008. Prior to joining our company he served as an Operations Manager at Pella Windows and Doors from 2006 to 2008, Operations Project Manager with Target Commercial Interiors from 2000 to 2006 and also has experience as a buyer for Dayton Hudson Corporation. He has a BFA degree in Commercial Interior Design and Computer Graphics, Certified PMP (Project Management Professional) and received certification on Six Sigma Black Belt. Adrian Lee is 40 years old.

C. James Mans has served as our chairman of the board and director since the spin-off. Mr. Mans has been a director and chairman of the board of WI since August 2007, having previously served as a director of WI from May 2003 through May 2006 and as Lead Director of WI from May 2004 through May 2005. Mr. Mans is the owner of Magnum Sawing & Coring, Inc., a company engaged in concrete coring and sawing and has been self-employed as a business consultant since January 2000. He is currently a certified public accountant, licensed in the State of Indiana. Mr. Mans was employed by KPMG LLP from February 1963 to December 1999, serving as an audit partner with KPMG LLP from October 1971 to December 1999. Mr. Mans received a Bachelor of Business Administration from Oklahoma University in 1963. Mr. Mans is 67 years old.

Charles P. Morley has served as a director for us since the spin-off. Prior to the spin-off, Mr. Morley served as a director of WI from 1998 through March 2007 and from May 2008 until the spin-off. Mr. Morley has been an owner and treasurer of Sabbow & Company, Inc., a concrete manufacturer, and, since September 2004, has been its President. Mr. Morley has over 40 years of business experience, including 10 years in public accounting and 19 years in funeral services. Mr. Morley is a certified public accountant and licensed attorney. Mr. Morley received a B.S. from Northland College, a M.S. degree in English from Eastern Illinois University, an MBA with emphasis in Accounting and Tax from Eastern Illinois University, and a Juris Doctor degree from Massachusetts School of Law. Mr. Morley is 63 years old.

Judy L. Rossom joined us in August 2009 as our Chief Accounting Officer. Prior to joining our company, Ms. Rossom most recently served as Secretary and Treasurer for WI where she held various senior financial roles since 2001. Prior to WI, Ms. Rossom was a senior accountant at Spraying Systems Company, a worldwide manufacturer of industrial spray nozzles headquartered in Chicago. Ms. Rossom is a Certified Public Accountant. Ms. Rossom holds a Bachelor of Business Administration-Accounting from Benedictine University and an MBA with an emphasis in Managerial Finance from DePaul University. Ms. Rossom is 42 years old.

Joseph G. Weigel has been our Vice President of Marketing since July 2008. Prior to joining our company, he was employed at Batesville Casket Company from July 1994 to July 2008. During his fourteen-year tenure with Batesville, he served in their cremation, marketing and human resources departments. Prior to that, he spent a number of years in advertising, working for regional and national ad agencies managing franchised restaurant accounts. Mr. Weigel received a B.S. in Journalism from Ball State University and an MBA with an emphasis in marketing from Xavier University. Mr. Weigel is 55 years old.

Dennis P. Welzenbach has served on our board since May 2009. He has been an executive with Suhor Industries for 22 years, having served in the positions of Vice President of Finance, Executive Vice President, Chief Operating Officer, and Chief Financial Officer. Prior to joining Suhor Industries, Mr. Welzenbach was a practicing CPA with Ernst & Whinney for eight years. Mr. Welzenbach has a B.A. in Accounting from St. Ambrose University, is a Certified Public Accountant, and is a licensed funeral director. Mr. Welzenbach is 57 years old.

Terrence P. Whitlock has been with us since July 1985. He served as our Assistant Controller and Controller from 1985 through 2000. In addition, he was appointed Secretary and Treasurer of Joliet Wilbert Vault from March 1997 until its sale in June 1999. Since June 2000, Mr. Whitlock has served as our Executive Vice President, Secretary and Treasurer. He also serves as a Trustee of The Wilbert Foundation and holds the office of Treasurer. Mr. Whitlock earned a B.S. in Accounting from Illinois State University, a Masters degree in Business Administration from Illinois Benedictine, and is a CPA. Mr. Whitlock is 49 years old.

John B. Williams has served as a director for us since the spin-off. Prior to the spin-off, Mr. Williams served as a director of WI from September 1975 through March 2007 and from August 2007 until the spin-off, and as chairman of the board of WI in 1978 and from September 1985 through September 1994. Mr. Williams has been the President and owner of The Williams Organization, a group of companies that manufacture and service burial vaults, since 1975. He is president and co-owner of Arnold-Wilbert Corporation, a manufacturer and distributor of death care products and other concrete products, since 1985. Mr. Williams received a Bachelor of Science in Business Administration in 1967 and a Masters degree in Business Administration with a concentration in Finance in 1972, each from The American University. Mr. Williams is 65 years old.

Our directors serve for a term of one year or until their successor is duly elected and qualified. All of our executive officers are appointed by and serve at the discretion of our board of directors. None of the executive officers have employment agreements. None of the executive officers are related to one another or to any of the members of the board of directors.

The board has three standing committees: an audit committee, a nominating/ corporate governance committee and an executive committee.

With respect to the audit committee, our 2007 and 2008 financial information was included in the audited financial statements of our former parent company and separate audited financial statements were not issued for our company. However, our company expects to have its financial statements audited in the future. Therefore, our board established an audit committee. The audit committee is composed of Messrs. Christenberry (chairman), Mans, Morley and Welzenbach.

The audit committee has the general responsibility for establishing and maintaining communications with our internal and independent accountants, reviewing the methods used and audits made by the auditors in connection with our financial statements and reviewing with the auditors our financial and internal accounting controls.

The audit committee met with our former parent's independent accountants regarding WI's financial statements for 2008 to discuss any issues related to our company that the accountants believed should be brought to the audit committee's attention. The audit committee has engaged those same independent accountants to audit our company's financial statements for 2009 and has met with the independent accountants to discuss their planned audit approach for our company.

The nominating/corporate governance committee: (i) assists our board by determining desired qualifications for board members, identifying individuals meeting those qualifications, and recommending to the board director nominees for the next annual meeting of shareholders or nominees to fill vacancies on the board that may occur between shareholder meetings; (ii) reviews annually the qualifications and independence of board members and makes recommendations in the composition of the board; (iii) recommends to the board corporate governance guidelines regarding director independence; (iv) annually reviews such guidelines and the provisions of its charter to confirm that such guidelines and its charter remain consistent with sound corporate governance practices and with legal or regulatory requirements; (v) monitors the board's compliance with its guidelines and leads the board in an annual review of the board's performance and takes action to effect changes in incumbent directors if deemed appropriate; and (vi) performs such other duties required by its charter or assigned by the board. This committee is also responsible for the oversight of the business ethics and compliance program adopted by the board and the corporate governance charter for the board adopted in connection with the spin-off. The nominating/corporate governance committee is composed of Messrs. Bowen (chairman), Bush, Christenberry, Fehrenbacher and Williams.

The primary purpose of the executive committee is to assist our board by exercising the full power and authority of the board between board meetings and while our board is not in session. The executive committee has all of the power and authority of our board, except for the limitations imposed on the authority of committees of a board of directors under Illinois corporation law. The executive committee is composed of Messrs. Mans (chairman), Bowen, Morley and Christenberry.

REMUNERATION OF DIRECTORS AND OFFICERS

Executive Summary

Our board determines the compensation policy for executive officers and determines their compensation by applying such policy. The following provides an overview of our compensation philosophy and programs for the principal executive officer, as well as our four other most highly compensated executive officers as of January 1, 2009, referred to herein as the "Named Executive Officers":

Wm. Anthony Colson, President & Chief Executive Officer (CEO)

Terrence P. Whitlock, Executive Vice President, Corporate Secretary and Treasurer

Joseph G. Weigel, Vice President of Marketing

Denny Wm. Knigga, Vice President of Operations

Adrian Lee, Director of Procurement & Logistics

We have adopted a pay-for-performance compensation policy for our Named Executive Officers, which links compensation to a combination of personal and company goals. The following elements comprise the total compensation awarded to our Named Executive Officers: base salary, cash- based short-term incentive award under our short-term incentive plan, and other allowances.

We target all elements of our compensation program to provide compensation opportunity at or near the median of the peer group. Actual payouts under these programs can be above or below the median based on company and personal performance.

Our annual performance award is linked directly to short-term company goals and performance, in line with our "pay-for-performance" philosophy. The company's executives participate in the same group benefit programs, on substantially the same terms as other salaried employees.

Our compensation program is designed to attract, motivate, reward, and retain executives. The board exercises discretion in determining compensation actions when necessary due to extraordinary changes in the economy, unusual events, or overall company performance.

2008 Compensation of Officers

With respect to the fiscal year 2008, the following table sets forth for the named executive officers that were serving as such at December 2008: (i) their name and principal positions; (ii) portion of the year covered; (iii) the dollar value of base salary or compensation earned during the portion of the year covered; (iv) the amount of discretionary bonus paid in fiscal 2008; (v) the dollar value of the amounts paid during the portion of the year covered to redeem shares granted to them under our phantom stock plan; and (vi) other compensation in the form of automobile allowance, moving allowance (which is subject to repayment by the Named Executive Officer under certain circumstances) and match contributions under the 401(k) plan.

	Base Salary / Compensation ($)	Discretionary Bonus($)	Phantom Stock Redemption($)	Other Compensation ($)	Total Compensation ($)
Wm. Anthony Colson President & CEO (from April 23, 2008)	150,473	0	0	31,587	182,060
Terrence P. Whitlock Executive Vice President	176,800	39,700	12,817	12,612	241,929
Joseph G. Weigel Vice President of Marketing (from July 14, 2008)	66,346	0	0	12,423	78,769
Denny Wm. Knigga Vice President of Operations (from July 21, 2008)	63,462	0	0	11,444	74,906
Adrian Lee Director of Procurement & Logistics (from July 28, 2008)	44,423	0	0	10,000	54,423

Prior to fiscal 2008, certain of our employees were granted awards under WI's phantom stock plans, which provided for the grant of "phantom shares" from WI that, subject to vesting requirements, WI was under the obligation to redeem under certain circumstances, referred to herein as the "Phantom Plans." In connection with the spin-off, WI agreed to fix, based on an agreed estimated fair market value of approximately $350.00 per share (which estimated fair market value was approximately the net book value per share of WI at the respective date of grant), the amounts owed to certain employees under the Phantom Plans and pay out such amounts in accordance with certain accelerated payment schedules. Plan participants in this arrangement included one of our employees, Terrence Whitlock. Also in connection with the spin-off, we assumed the responsibility for paying the amount owed to Mr. Whitlock as well as certain previously fixed amounts due to Mr. Whitlock and a former employee under the Phantom Plans. The amounts assumed by us totaled approximately $102,000 at December 2008.

Short Term Incentive Compensation Plan for 2009. As mentioned above, we have put in place a short term incentive compensation plan for the Named Executive Officers based on the achievement of predetermined levels in the following:

- Unit Sales Volume of Plastic Liners;
- Unit Sales Volume of Metal Liners;
- Cremation Revenues; and
- Pretax Income.

The short term incentive plan is based upon a percentage of the participant's base salary, ranging from 15% to 40% depending upon the individual. The payouts under the plan are based upon the achievement of certain minimum and maximum levels of achievement of the above referenced metrics. No payments are made if the threshold level of 80% of the predetermined metric is not achieved and payments are capped at the achievement of 130% of the predetermined metric. The metrics have the following weighting and display the minimum payout levels should the threshold levels be achieved and the maximum payout level:

Metric	Weight	Threshold	Outstanding
Plastic Liners	15%	10%	200%
Metal Liners	35%	10%	200%
Cremation sales	10%	10%	200%
Operating Income	40%	10%	200%

Other Benefit Programs. Substantially all of our employees are eligible to participate in our health and dental, 401(k) defined contribution, short and long-term disability, and life insurance plans.

In connection with the spin-off, we became responsible for all obligations with respect to our employees who were enrolled in the WI Non-Qualified Supplemental Retirement Plan and Non-Qualified Salary Deferral Plan. As of December 2008, Mr. Whitlock was the only remaining employee participating in the Non-Qualified Salary Deferral Plan and no current employees participate in the Non-Qualified Supplemental Retirement Plan. The Non-Qualified Salary Deferral Plan allows the employee to allocate a portion of their annual salary up to 10% into a funded plan managed by a trustee. The employee obtains the benefit of tax deferral on their contributions to the plan as well as any income related to these deferred amounts. There are no matching provisions for contributions to be made to the plan by the Company. The Company currently pays the annual expenses of the plan.

2008 Compensation of Directors

Because we were a wholly owned subsidiary of WI until the spin-off, which was consummated at the end of the WI and our 2008 fiscal year, there were no annual retainers for our directors in 2008. Our sole director prior to the spin-off did not receive any separate remuneration for such services. In 2009, annual retainers for our directors are being paid in quarterly installments, except for the chairman of the board who receives the retainer payment on a monthly basis. The following is the fee schedule that is currently effective for our non-employee directors:

Board Meeting Fees	Special Telephone Board Meeting Fees	Committee Meeting Fees to Non-Employee Directors & Chair Per Meeting		
Non-employee & Chairman or Lead Directors (per meeting)	Non-employee Directors & Chair or Lead Director (per meeting)	Audit Committee* and Task Forces** (per meeting)	Nominating/Corporate Governance committee (per meeting)	Any other committee (per meeting)
$1,750	$250	$1,000* $1,500**	$750	$500

Annual Retainer

Audit Committee Chair	Nominating/Corporate Governance Committee Chair	Non-employee Chairman (or Lead Director)
$6,000	$4,000	$30,000

Licensee Directors	Outside Directors
$4,000	$30,000

It is currently our policy that our employees do not receive any remuneration for serving as a director, if such is the case.

Indemnification of Directors and Officers

Our amended and restated articles of incorporation currently contain provisions to eliminate the personal liability of directors for monetary damages resulting from breaches of fiduciary duty as a director (with certain exceptions). Our by-laws, as amended, currently contain provisions that indemnify, subject to certain exceptions, any director, officer, employee or agent who was or is a party or threatened to be made a party to any civil, criminal, administrative or investigative action, suit or proceeding (whether brought or conducted by a third party or by or in the right of the Company) against expenses, including attorneys' fees, judgments, fines, penalties, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding and based on or relating to any actual or alleged acts or omissions or neglect or breach of duty. Such expenses shall generally be paid by us on behalf of the indemnified party prior to termination of the proceedings if the indemnified party undertakes to repay us in the event the indemnification is determined ultimately not to be available to such person. The indemnification provisions in our by-laws, as amended, are not exclusive and the general indemnification provisions of Illinois law, or separate indemnification agreements, if any, are entered into by us in accordance with Illinois law, will also apply.

SHAREHOLDERS OF THE COMPANY

The table below sets forth, as of September 30, 2009, except as otherwise noted, certain information concerning the beneficial ownership of shares of our common stock by: (i) each director; (ii) each officer; (iii) our directors and officers as a group; and (iv) any person known to beneficially own over 5% of our common stock outstanding. Included are shares held by entities or trusts that are owned or controlled by the director, officer, or beneficial owner and as to which he or she has or shares voting or investment power. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Applicable percentage ownership is based on 177,437 shares of common stock outstanding as of September 30, 2009.

Except as otherwise indicated, the address of each beneficial owner is c/o Wilbert Funeral Services, Inc., 2913 Gardner Road, Broadview, Illinois 60155.

Name	Number	%	Title
Michael F. Bogacki	-0-	-0-	Officer
F. Coll Bowen, III	2,304	1.30%	Director
J. Steven Bickes[1]	9,224	5.20%	N/A
Steven M. Bush	300	*	Director
Terry G. Christenberry	500	*	Director
Wm. Anthony Colson	- 0 -	- 0 -	Officer
Paul E. Cooper	485	*	Director
Randy L. Fehrenbacher	- 0 -	- 0 -	Director
Denny Wm. Knigga	- 0 -	- 0 -	Officer
Adrian Lee	- 0 -	- 0 -	Officer
C. James Mans	- 0 -	- 0 -	Director and Officer
Charles P. Morley	13,079	7.37%	Director
Judy L. Rossom	- 0 -	- 0 -	Officer
Joseph U. Suhor, III[2]	35,738	20.1%	N/A
Joseph G. Weigel	- 0 -	- 0 -	Officer
Dennis P. Welzenbach	2,136	1.20%	Director
Terrence P. Whitlock	5	*	Officer
John B. Williams	15,114	8.52%	Director
Current directors and named executive officers of the Company as a group (16 persons)	33,923	19.12%	
Total	78,885	44.17%	

* Less than 1%

DIVIDEND POLICY

Dividends may be paid to holders of common stock when, as and if declared by our board of directors out of funds legally available for such purpose, subject to any contractual restrictions on the payment of dividends. Our board of directors does not currently anticipate paying cash dividends in the foreseeable future as it intends to retain future earnings to finance the growth of the business. Illinois corporation law provides that dividends may only be paid out of capital surplus or out of earnings. Other than this legal restriction on the payment of dividends, there are no other limitations on our ability to pay dividends to our shareholders. Our payment of future cash dividends will depend on such factors as earnings levels, anticipated capital requirements, our operating and financial condition and other factors deemed relevant by our board.

[1] Mr. Bickes's address is c/o Bickes, Inc., 919 West Eldorado Street, Decatur, IL 62522.
[2] Mr. Suhor's address is c/o Suhor Industries, Inc., 10965 Granada Lane, Suite 300, Overland Park, KS 66211.

LEGAL PROCEEDINGS

We are, from time to time, involved in routine litigation incidental to our operations. We intend to vigorously defend or resolve any such matters by settlement, as appropriate. Litigation is inherently uncertain and always difficult to predict. However, based on our understanding and evaluation of the relevant facts and circumstances, we believe that the routine litigation to which we may be a party is not likely, in the aggregate, to have a material adverse effect on our results of operations, financial position or cash flows.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated articles of incorporation and by-laws, as amended. For more detailed information, please see our amended and restated articles of incorporation and by-laws, as amended, which are filed as exhibits to the Offering Statement of which this Offering Circular forms a part.

Our authorized capital stock consists of 1,000,000 shares of common stock, $0.001 par value, and 50,000 shares of preferred stock $0.001 par value. As of September 30, 2009, we had 177,437 shares of common stock outstanding, held of record by 215 shareholders, and no shares of preferred stock.

Common Stock

The holders of the common stock are entitled to one vote per share on all matters submitted to a vote of shareholders and are entitled to cumulate votes in the election of directors. In the election of directors, a shareholder is entitled to as many votes as are equal to the number of such shareholder's shares, multiplied by the number of directors to be elected. A shareholder may "cumulate" these votes and cast all for one nominee, or may distribute such votes among two or more director nominees. Under certain circumstances, cumulative voting may enable a minority shareholder to gain representation on the board of directors even if the shareholder holds a small percentage of our shares outstanding. At the present time (assuming all shareholders eligible actually voted), a shareholder with at least 17,744 shares or approximately 10% of the common stock outstanding utilizing its cumulative voting rights could elect one person to our board. Assuming all of the Shares are sold and the size of our board remains unchanged, one person could be elected to our board with 32,744 shares or approximately 10% of the shares of common stock then outstanding.

Subject to preferences that may be applicable to any shares of preferred stock outstanding, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for such purpose. In the event we liquidate, dissolve or wind up operations, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any shares of preferred stock outstanding. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

The holders of the common stock do not have any preemptive rights to acquire stock of any kind hereafter issued or authorized.

Preferred Stock

Our board of directors has the authority, without further action by our shareholders, to issue from time to time up to 50,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock (or the ability to issue preferred stock) could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or delaying, deterring or preventing a change in control. We currently have no plans to issue any shares of preferred stock. After the closing of this offering, no shares of preferred stock will be outstanding.

Anti-Takeover Effects of Certain Provisions of Our Charter Documents

Our amended and restated articles of incorporation and by-laws, as amended, contain provisions that may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals that a shareholder might consider favorable, including provisions authorizing the issuance of "blank check" preferred stock, establishing notice of transfers of beneficial ownership and advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at shareholders' meetings.

Restrictions on Transfer

Our by-laws, as amended, contain restrictions on the ability of a shareholder to transfer his, her or its shares of our capital stock. Under these restrictions, our shares of capital stock, including our common stock, may not be sold, assigned, disposed of or otherwise transferred, except for:

- transfers to other company shareholders;
- transfers by gift, bequest or operation of the laws of descent;
- transfers to an entity unaffiliated with us pursuant to a merger, consolidation, stock-for-stock exchange or similar transaction involving us;
- transfers by a partnership to its partners;
- transfers to other persons who are not existing shareholders of the company, provided that the transfers would be exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of the private placement exemption provided by Section 4(2) of the Securities Act, as if the transferor were the issuer of the subject shares, and further provided that the transferee is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act; and
- transfers pursuant to an effective registration under the Securities Act simultaneous with a registration of our stock under Section 12 of the Securities Exchange Act of 1934, as amended.

The stock certificates for the Shares purchased in the offering will bear a legend referencing these transfer restrictions.

CERTAIN TRANSACTIONS

In addition to the compensation arrangements of our directors and executive officers discussed above under "Remuneration of Directors and Officers," the following is a description of transactions since January 1, 2007, to which we have been a party in which the amount involved exceeded or will exceed $50,000 and in which any of our directors, executive officers, current beneficial holders of more than 5% of our capital stock, or entities affiliated with them, had or will have a direct or indirect material interest.

Ordinary Course Sales

During the fiscal year ended December 2008, our sales to licensees with an affiliated person on our board of directors (taking into account only the members of the board after the spin-off) accounted for approximately 22% of our total sales. Such sales were made under the same terms and conditions as sales to all other licensees.

The breakdown of the sales to the individual director and the related licensee is as follows:

Director	Licensee Organization	Percent of Total
Randy L. Fehrenbacher	Bickes, Inc.	6.11%
Paul E. Cooper	Cooper-Wilbert Vault Co., Inc.	0.72%
Charles P. Morley	Sabbow & Co., Inc.	0.85%
Steven M. Bush	Steven M. Bush d/b/a Quincy Wilbert Vault Co.	1.62%
Dennis P. Welzenbach	Suhor Industries, Inc.	9.71%
John B. Williams	Williams Wilbert Vault Works, Inc.	1.27%
	Arnold-Wilbert Corporation	
	Nebraska Wilbert Vault Co., Div. of Sioux City Wilbert Vault Co.	
	Sioux City Wilbert Vault Co.	
	West Grantham Associates, LLC	
F. Coll Bowen, III	Wilbert Burial Vault	1.35%

Indemnification of Officers and Directors

Our amended and restated articles of incorporation and by-laws, as amended, provide that we will indemnify each of our directors and officers to the fullest extent permitted by Illinois law. See "Remuneration of Directors and Officers – Indemnification of Directors and Officers" above for more details.

PLAN OF DISTRIBUTION

Structure of the Offering

We are offering 150,000 Shares for sale at $20.00 per Share to our shareholders of record as of ________________, 2010. In addition to being a record holder of our shares of common stock on ____________________, 2010, you must remain the holder of record, as of the subscription closing date, of the common stock giving rise to your purchase rights in this offering to be eligible to purchase Shares in the offering. The Shares will be allocated among our eligible existing shareholders in accordance with the procedure set forth below. The offering will be conducted in up to three phases and will terminate 60 days from the date of this Offering Circular. A closing will occur at the expiration of the final phase of the offering.

Phase I. During the first phase ("Phase I"), each of our eligible existing shareholders will be given the opportunity to subscribe to purchase up to such person's pro rata portion of the Shares being offered, based on the number of shares of common stock held of record by such person as of ________________, 2010 as compared with the total number of shares of common stock held of record by all of our existing shareholders at that time. For example, if you owned as of ______________, 2010 1% of our common stock then outstanding, you may subscribe for up to 1% of the Shares being offered in Phase I or 1,500 Shares (150,000 X 1%). In the event you do not subscribe to purchase your pro rata portion of the Shares being offered in Phase I, your relative ownership interest in the Company will be reduced to the extent that portion of your pro rata interest are subscribed for and purchased by other shareholders during the offering. Because no fractional Shares will be sold during the offering, all calculations with respect to the number of Shares that may be subscribed for purchase will be rounded to the nearest whole Share. In addition, your relative ownership in the Company will be reduced even if no portion of your pro rata interest is purchased by you, if any other shareholder purchases their own pro rata portion.

Phase I will terminate 30 days from the date of this Offering Circular, unless we further extend the expiration for such additional period as we deem appropriate in our sole discretion. To subscribe for Shares during Phase I of the offering, you must complete the Subscription Agreement, a copy of which is attached hereto as Exhibit A and deliver it to us along with your subscription payment prior to the termination of Phase I.

Phase II. If any Shares remain unsubscribed after the close of Phase I, the remaining Shares will be offered in a second phase ("Phase II"). Only those shareholders that subscribed to purchase their full pro rata portion of the Shares in Phase I (the "Phase II Eligible Shareholders") will be permitted to subscribe for Shares in Phase II. Accordingly, you will only be able to subscribe to purchase Shares in Phase II if you agreed to purchase your full pro rata portion of the Shares available for subscription by you in Phase I. The number of Shares available for purchase in Phase II will be set forth in a supplement to this Offering Circular which will be distributed to the Phase II Eligible Shareholders. Phase II will be open for 10 calendar days following the date of the Offering Circular supplement, unless we further extend the expiration for such additional period as we deem appropriate in our sole discretion. During Phase II, each Phase II Eligible Shareholder may subscribe to purchase up to such amount of the remaining Shares as equals such Phase II Eligible Shareholder's pro rata portion based on the number of

Shares agreed to be purchased by such shareholder in Phase I compared to the number of Shares agreed to be purchased by all Phase II Eligible Shareholders in Phase I.

Phase III. If any Shares remain unsubscribed after the close of Phase II, the remaining Shares will be offered in a third phase ("Phase III"). Only those shareholders that subscribed to purchase their full pro rata portion of the Shares in Phase II (the "Phase III Eligible Shareholders") will be permitted to subscribe for Shares in Phase III. Accordingly, you will only be eligible to subscribe to purchase Shares in Phase III if you agreed to purchase your full pro rata portion of the Shares available for purchase by you in Phase II. The number of Shares available for purchase in Phase III will be set forth in a supplement to this Offering Circular that will be distributed to the Phase III Eligible Shareholders. Phase III will be open for five calendar days following the date of the Offering Circular supplement, unless we further extend the expiration for such additional period as we deem appropriate in our sole discretion. During Phase III, each Phase III Eligible Shareholder may subscribe to purchase up to such amount of the remaining Shares as equals such Phase III Eligible Shareholder's pro rata portion based on the number of Shares agreed to be purchased by such shareholder in Phase II compared to the number of Shares agreed to be purchased by all Phase III Eligible Shareholders in Phase II or such greater number of Shares as shall be agreed to by such Phase III Eligible Shareholder and all of the other Phase III Eligible Shareholders.

Closing Condition

The closing on the purchase of any Shares subscribed for in the offering is conditioned on our receipt of an opinion of counsel, in form and substance satisfactory to us and WI, that the sale of Shares in the offering will not adversely affect the tax-free status of the spin-off transaction. The opinion will be based on, among other things, a determination that closing on the subscriptions received in the offering, when aggregated with certain other issuances and transactions in our stock during the period beginning on the date which is two years before the date of the spin-off and ending on the subscription closing date, will not result in a 50% or greater change, by vote or value, in our stock ownership. We believe receipt of subscriptions during Phase I of the offering from existing shareholders holding at least 31% of the shares of our common stock outstanding indicating their agreement to purchase all of their pro rata portion of the Shares available to them will be an important factor in us receiving the tax opinion.

Because the closing on the purchase of any Shares subscribed for in the offering is subject to this condition, there is no assurance that any or all of the Shares will be sold.

We are directly conducting this offering through our officers and employees who will use their "best efforts" to effect the sale of the Shares.

Determination of Offering Price

The offering price was determined after considering a number of factors including our past and present operating results, earnings prospects, the industry in which we operate, the market prices of securities of and financial and operating information about companies engaged in activities similar to ours, our book value as determined as of our most recent fiscal year end, the results of prior offerings conducted by our former parent company, the most recent sale between shareholders of our former parent company that took place prior to the spin-off, and other similar criteria for determining value.

The offering price was set at a level anticipated to provide an incentive to existing shareholders to make an additional equity investment. The book value per share of our common stock was $51.22 and $66.88 per share as of December 31, 2008, and September 30, 2009, respectively. You, however, should make an independent evaluation of the fairness of the offering price. See "Risk Factors - Subscription Price for Shares."

Subscription Procedures

During each offering phase, in order to accept this offer, you are requested to complete the Subscription Agreement (the form of which is attached to this Offering Circular as Exhibit A) and to submit the Subscription Agreement and your check made payable to "Wilbert Funeral Services, Inc." in the full amount of your subscription. The execution of a Subscription Agreement constitutes a binding offer to buy Shares and an agreement to hold open the offer to buy the Shares until we accept or reject your subscription. No subscriptions will be valid unless we accept such subscription in writing.

The Shares are being offered subject to acceptance, prior sale and withdrawal, or cancellation of the offering without notice. Subscriptions will not be subject to revocation or termination by you after we accept. We reserve the right in our sole discretion to reject any subscription, in whole or in part, for any or no reason.

All payments for the Shares subscribed for in the offering will be deposited in an escrow account with ___________, as escrow agent, for the benefit of subscribers until such time as we have determined that the closing condition of the offering has been satisfied. If the closing condition has been satisfied by the termination of the offering, the escrowed funds will be released to us. If the closing condition has not been satisfied by the termination of the offering, the escrow agent will refund all payments you have made with respect to the Shares subscribed, without interest or deduction. You will have no right to the return of your subscription payment during the term of the escrow.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Polsinelli Shughart, PC, Kansas City, Missouri.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the United States Securities and Exchange Commission (the "Commission"), a Form 1-A Notification pursuant to Regulation A of the rules and regulations under the Securities Act of 1933, as amended, of which this Offering Circular is a part, in connection with the Shares offered under this Offering Circular. This Offering Circular omits certain information contained in the Form 1-A Notification and reference is hereby made to the Form 1-A Notification and exhibits thereto for further information with respect to us and the Shares to which this Offering Circular relates. The Form 1-A Notification may be read and copied at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operations of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330.

INDEX TO FINANCIAL INFORMATION

The following unaudited financial statements are included in this index:

Annual Financial Statements

Interim Financial Statements

WILBERT FUNERAL SERVICES, INC.
Unaudited Financial Statements
December 31, 2008 and 2007

WILBERT FUNERAL SERVICES, INC.

Balance Sheets

(Unaudited)

Assets		December 31, 2008		December 31, 2007
Current assets:				
Cash	$	350	$	350
Receivables, net of allowance for doubtful accounts of $250,000 in 2008 and 2007		8,561,860		9,283,141
Inventories		5,284,820		5,177,433
Prepaid expenses and other current assets		378,155		333,675
Total current assets		14,225,185		14,794,599
Property, plant and equipment:				
Land and improvements		1,139,014		—
Buildings and improvements		3,438,662		251,100
Machinery and equipment		4,157,418		4,157,418
Furniture and fixtures		2,475,266		2,566,420
Construction in progress		403,311		109,582
Total property, plant and equipment		11,613,671		7,084,520
Less: accumulated depreciation		(8,565,043)		(5,714,853)
Net property, plant and equipment		3,048,628		1,369,667
Other assets		1,821,523		1,206,910
Total assets	$	19,095,336	$	17,371,176

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.
Balance Sheets
(Unaudited)

Liabilities and Shareholders' Equity		December 31, 2008		December 31, 2007
Current liabilities:				
Accounts payable	$	4,222,525	$	3,584,817
Accrued income taxes		—		—
Other current liabilities		1,375,809		1,567,887
Total current liabilities		5,598,334		5,152,704
Long term debt, less current maturities		3,500,000		—
Deferred income taxes		418,600		116,200
Other noncurrent liabilities		489,390		481,203
Total liabilities		10,006,324		5,750,107
Shareholders' equity:				
Common stock, $1.00 par value; 1,000,000 shares authorized in 2007; 1,000 shares issued and outstanding in 2007		—		1,000
Common stock, $0.001 par value; 1,000,000 shares authorized in 2008; 177,437 shares issued and outstanding in 2008		177		—
Paid in capital		823		—
Retained earnings		9,088,012		11,620,069
Total shareholders' equity		9,089,012		11,621,069
Total liabilities and shareholders' equity	$	19,095,336	$	17,371,176

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.
Statements of Earnings
(Unaudited)

	For the Year Ended December 31,	
	2008	**2007**
Net sales	$ 56,485,585	$ 58,341,176
Royalty income	715,718	690,924
Total revenues	57,201,303	59,032,100
Cost of goods sold	46,735,552	46,839,640
Gross profit	10,465,751	12,192,460
Operating expenses	7,347,335	7,911,261
Operating income	3,118,416	4,281,199
Other income (expense), net	196,183	(23,249)
Earnings before income taxes	3,314,599	4,257,950
Provision for income taxes	1,236,345	1,611,900
Net earnings	$ 2,078,254	$ 2,646,050
Net earnings per share	$ 11.71	$ 14.91

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.

Statements of Changes in Shareholders' Equity

For the Years Ended December 31, 2008 and 2007

(Unaudited)

	Common stock	Treasury stock	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders' equity
Balance at December 31, 2006	$ 1,000	$ —	$ —	$ —	$ 11,407,607	$ 11,408,607
Net earnings	—	—	—	—	2,646,050	2,646,050
Cash transferred to Wilbert, Inc.	—	—	—	—	(2,433,588)	(2,433,588)
Balance at December 31, 2007	1,000	—	—	—	11,620,069	11,621,069
Net earnings	—	—	—	—	2,078,254	2,078,254
Cash transferred to Wilbert, Inc.	—	—	—	—	(4,610,311)	(4,610,311)
Net effect of the Spin-off Transaction	(823)	—	823	—	—	—
Balance at December 31, 2008	$ 177	$ —	$ 823	$ —	$ 9,088,012	$ 9,089,012

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net earnings	$ 2,078,254	$ 2,646,050
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization	435,571	303,199
Deferred taxes	(306,332)	(123,400)
SERP liability and funding	11,894	(82,155)
Loss from operations of Paws and Remember	90,409	180,351
Loss on sale of fixed assets	(2,314)	—
Changes in assets and liabilities:		
(Increase) decrease in receivables	721,281	(616,273)
(Increase) decrease in inventories	(107,387)	683,208
(Increase) decrease in prepaid expenses and other current assets	(44,480)	303,192
(Increase) decrease in other assets	(5,881)	(2,342)
(Decrease) increase in accounts payable	637,708	(808,478)
(Decrease) increase in income taxes	—	—
(Decrease) increase in other current liabilities	(115,029)	249,646
(Decrease) increase in other noncurrent liabilities	(171,165)	102,113
Net cash provided by operating activities	3,222,529	2,835,111
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of fixed assets	35,500	—
Additions to fixed assets	(293,229)	(401,523)
Net assets transferred from Wilbert, Inc. in the Spin-off Transaction	(1,854,489)	—
Net cash used in investing activities	(2,112,218)	(401,523)
CASH FLOWS FROM FINANCING ACTIVITIES		
Debt assumed from Wilbert, Inc. in the Spin-off Transaction	3,500,000	—
Cash transferred to Wilbert, Inc.	(4,610,311)	(2,433,588)
Net cash used in financing activities	(1,110,311)	(2,433,588)
Net increase in cash	—	—
Cash at beginning of period	350	350
Cash at end of period	$ 350	$ 350

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.
Notes to Financial Statements
December 31, 2008 and 2007
(Unaudited)

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

From January 1997 to December 2008, Wilbert Funeral Services, Inc. (the "Company") operated its business as a wholly-owned subsidiary of Wilbert, Inc. In December 2008, the ownership of the Company's common stock was spun-off from Wilbert, Inc. to the shareholders of Wilbert, Inc. through a tax-free distribution of Company shares (the "Spin-off Transaction"). Certain assets and liabilities of Wilbert, Inc. were transferred to the Company at their historical book value at the time of the Spin-off Transaction. Prior to the Spin-off Transaction, Wilbert, Inc. held 1,000 shares of Wilbert Funeral Services, Inc. common stock. In December 2008, an additional 176,437 shares of Wilbert Funeral Services, Inc. common stock were issued to Wilbert, Inc., at which time the 177,437 shares were cancelled and subsequently distributed to the Wilbert, Inc. shareholders on a pro-rata basis. As a result of the Spin-off Transaction, the Company now operates independently of Wilbert, Inc. and its subsidiaries.

The accompanying financial statements reflect the historical results of operations, financial position, and cash flows of the Company. The historical cost basis of assets and liabilities has been reflected in these financial statements. Allocations of certain costs incurred by Wilbert, Inc. are included in these financial statements based on the methods described in Note 8. However, the financial information in these financial statements does not necessarily represent the expense that would have been incurred had the Company been a separate, stand-alone entity for all periods presented and, therefore, may not necessarily reflect the Company's results of operations, financial position and cash flows had the Company been a stand-alone entity during each of the periods presented.

The number of shares outstanding has been retroactively adjusted to reflect the shares outstanding at the time of the Spin-off Transaction for the purpose of calculating basic earnings per share.

(b) Principal Business Activities

The Company administers and supplies a network of independently owned licensees, who are granted the right to manufacture and sell Wilbert® burial vaults. The Company supplies the licensees with burial vault forms, liners and other related products. Most of the Company's customers are located in the United States.

(c) Comprehensive Income

Financial Accounting Standards Board (the "FASB") Statement of Financial Accounting Standards No. 130, *Comprehensive Income*, requires reporting comprehensive income and its components in a full set of financial statements. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. For each period presented, comprehensive income is comprised entirely of net income.

(d) Bad Debt Reserve

The Company uses the allowance method to determine the amount of bad debt reserve required at the end of a period, based upon the aging of the total accounts receivable balance. All receivables greater than 90 days old are evaluated for collectability to determine if increases or decreases in the established reserve are necessary. Charges against the reserve are made once a receivable has been determined to be uncollectible and recovery is not likely.

(e) Revenue Recognition

The Company recognizes revenue at the time of shipment for product sales. Shipping and handling expenses charged to customers are included in net sales and the related costs are included in cost of goods sold.

Royalty revenues earned from licensees of the Company are recorded based on the number of vaults interred during the fiscal year and are included in net sales.

(f) Inventories

Inventories are stated at the lower of cost or market value (net realizable value). Cost is determined by the last in, first out (LIFO) method. If the first in, first out (FIFO) method of inventory valuation had been used, inventories would have been \$3,771,457 and \$3,708,489 higher than reported at December 31, 2008 and 2007, respectively.

(g) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation is calculated on the straight line and declining balance methods over the following useful lives:

Buildings and improvements	5 to 40 years
Machinery and equipment	3 to 15 years
Furniture and fixtures	3 to 10 years

(h) Long Lived Assets

Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future undiscounted cash flows. Recoverability of assets held for disposal is measured by comparing the carrying amount of an asset to the expected proceeds upon disposal, net of any costs to dispose. A write down is recognized whenever the carrying amount of an asset exceeds its fair value.

(i) Income Taxes

Income taxes are accounted for under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recognized in income in the period that includes the enactment date.

The Company was included in the consolidated federal and state income tax returns of Wilbert, Inc. for all periods prior to the year-ended December 2008. Income taxes have been provided on a separate return basis. All current taxes due and payable have been paid to Wilbert, Inc. in the period that they were incurred, and no amounts are due and payable to Wilbert, Inc. at either December 31, 2008 or 2007.

(j) Fair Value of Financial Instruments

The Company's financial instruments include trade accounts and notes receivable, nonqualified plan investments, accounts payable, accrued expenses and debt. Management believes that the fair values of all financial instruments were not materially different from their carrying values at December 31, 2008 and 2007.

(k) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Inventories

	December 31,	
	2008	**2007**
Inventories:		
Raw material	$ 2,143,100	$ 2,306,086
Work-in-process	100,110	116,863
Finished goods	6,813,067	6,462,973
Inventories at FIFO	9,056,277	8,885,922
Less: LIFO reserve	(3,771,457)	(3,708,489)
Inventories at LIFO	$ 5,284,820	$ 5,177,433

(3) Long-term Debt

Long-term debt consists of the following:

	December 31,	
	2008	**2007**
Line of credit	$ 3,500,000	$ -

The Company maintains a $10,000,000 revolving credit facility with Bank of America, N.A. which expires December 26, 2011 (the "Agreement"). Under the Agreement, borrowings bear interest at various LIBOR rates (London InterBank Offered Rate) or the prime rate plus a margin based on certain financial ratios. At December 31, 2008, the interest rate on the revolving line of credit was 3.75% and there were borrowings of $3,500,000 outstanding under the Agreement. The Agreement is unsecured, with a negative pledge on all assets. The Agreement requires the maintenance of certain financial ratios as defined by the Agreement. The Company is currently in compliance with all required financial covenants.

The aggregate annual maturities of long-term debt as of December 31, 2008, are as follows:

2009	$ —
2010	—
2011	3,500,000
2012	—
2013	—
Thereafter	—
	$ 3,500,000

(4) Employee Benefit Plans

401(k) Plan

The Company participates in the Wilbert, Inc. 401(k) defined contribution plan (the "401(k) Plan"), which covers substantially all employees. Company contributions to the 401(k) Plan are based on a percentage of employee contributions. The Company contributed $118,771 and $138,815 to the 401(k) Plan during the periods ended December 31, 2008 and 2007, respectively.

Phantom Stock Plan

Prior to fiscal 2008, certain employees of the Company were granted awards under Wilbert, Inc.'s phantom stock plans (the "Phantom Plans"). The Phantom Plans provided for the grant of "phantom shares" that Wilbert, Inc. was obligated to redeem under certain circumstances, subject to vesting requirements. In connection with the Spin-off Transaction, Wilbert, Inc. agreed to fix, based on an agreed value, the amounts owed to the participating employees of Wilbert, Inc. and its subsidiaries, which included one employee of the Company.

In connection with the Spin-off Transaction, the Company assumed the responsibility for paying the amounts due under the Phantom Plans to the one participant employee of the Company as well as certain previously fixed amounts due to the one participant employee of the Company and another former employee of the Company under the Phantom Plans. These amounts totaled $101,988 at December 31, 2008. Prior to the Spin-off Transaction, this liability was maintained by Wilbert, Inc.

Nonqualified Salary Deferral Plan

Wilbert, Inc., at the direction of its board of directors, established a Nonqualified Salary Deferral Plan in November 1995 for certain key members of management. The salary deferral plan is a defined contribution plan that contains no matching provision for any amounts deferred by participants under the plan. The Company has one participant in the plan. That individual controls the investment election of plan assets which are held by a trustee. Assets of the plan are subject to creditors in the event of insolvency of the Company. Plan assets totaled $209,656 and $244,630 at December 31, 2008 and 2007, respectively.

WILBERT FUNERAL SERVICES, INC.
Notes to Financial Statements
December 31, 2008 and 2007
(Unaudited)

(5) Income Taxes

The provision for income taxes consists of the following:

	For the Year Ended December 31,	
	2008	**2007**
Current:		
Federal	$ 1,403,707	$ 1,502,700
State	138,970	232,600
	1,542,677	1,735,300
Deferred:		
Federal	(276,744)	(108,200)
State	(29,588)	(15,200)
	(306,332)	(123,400)
	$ 1,236,345	$ 1,611,900

A reconciliation of the U.S. federal statutory income tax rate to the effective tax rate is as follows:

	For the Year Ended December 31,	
	2008	2007
U.S. federal statutory rate	34.0%	34.0%
State income taxes, net of federal benefit	3.3	3.4
Other, net	0.0	0.5
Effective income tax rate	37.3%	37.9%

Deferred income tax assets and liabilities were comprised of the following:

	For the Year Ended December 31,	
	2008	2007
Deferred tax assets		
Inventory	$352,160	$224,600
Compensation	284,590	220,300
Receivables	93,250	93,300
Depreciation	72,585	0
Other	441,447	97,100
	1,244,032	635,300
Deferred tax liabilities		
Accelerated depreciation	418,600	116,200
	418,600	116,200
Net deferred tax assets	$825,432	$519,100

Deferred income taxes are recognized for future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. Management considers whether it is more likely than not that recorded tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

(6) Commitments and Contingencies

At December 31, 2008, the minimum future lease payments due under noncancelable operating leases and commitments are as follows:

Twelve-Months Ended December 31,	
2009	$ 131,928
2010	27,238
2011	—
2012	—
2013	—
Thereafter	—
	$ 159,166

During fiscal 1994, the Company introduced the Wilbert® Guaranteed Vault Program (the "Program") in order to enhance the ability of the Company and its participating licensees to serve the pre-need funeral service market. Under the terms of the Program, the participating Wilbert® licensee commits to: (i) the availability of the product specified in the certificate of pre-sale (the "Certificate"), or a substantially similar product, for a period of twenty years; and (ii) deliver the Wilbert® product and services specified in the Certificate at the time of need. The licensee also commits to the price of the product and services at the current market price adjusted for not more than the rate of inflation, and the Company guarantees the participating licensee's performance at the time of need. Management believes that the existence of any potential contingent liability resulting from the difference in the committed price for the product and services to be rendered and the then current market price thereof is immaterial to its financial position or results of operations.

During the 1930's, the Company introduced the Wilbert® Burial Vault Guarantee (the "WBVG"). Under the terms of the WBVG, the participating Wilbert® licensee (the "Manufacturer") commits to the replacement of a burial vault, for a predetermined number of years, if, upon internment, it has failed in any way to resist the entrance of water or any element found in the soil in which it is interred. The WBVG contains detailed language regarding the disinterment process and required notices. The Company is obligated to perform under the WBVG in the event that the Manufacturer is no longer in business. The WBVG stipulates that the Company must maintain designated assets in excess of $25,000 at all times. Assets of the WBVG program totaled $38,153 and $37,614 at December 31, 2008 and 2007, respectively.

The Company is party to a ten-year supply agreement with Daubert Chemical Company, Inc. ("Daubert") that expires in April 2011. Under the terms of this agreement, Daubert has agreed to supply all of the Company's requirements for adhesive and coating products manufactured by Daubert under license from the Company. Daubert agreed to supply the products covered by this agreement exclusively to the Company and the Company agreed to purchase not less than $2,100,000 of product each year that the contract is in effect. Subject to the termination provisions of the agreement, the agreement may be terminated by either party upon 180 days written notice. The agreement provides for bi-annual changes in the purchase price for products based upon the percentage change of the direct cost of raw materials. Annual price changes may also be made based on the percentage change of Daubert's direct labor cost.

The Company is involved in certain legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or results of operations.

(7) Investments in Unconsolidated Entities

On October 1, 2006, the Company invested $160,000 in Paws and Remember, LLC ("Paws and Remember"). Paws and Remember was formed in September 2006 and is engaged in the development and marketing of franchises for pet cremation and related services throughout the United States and Canada. These franchises are operated by independent entrepreneurs under the terms of a franchise agreement. The Company uses the equity method of accounting for its investment in Paws and Remember. The Company owns and has owned 50% of Paws and Remember in every period since inception of Paws and Remember. In 2007, the Company invested an additional $160,000 in Paws and Remember and had a cash investment in Paws and Remember of $320,000 at the end of 2007. In 2008, the Company invested an additional $100,000 in Paws and Remember and had a cash investment in Paws and Remember of $420,000 at the end of 2008. The Company's investment in Paws and Remember has been reduced by $587,458 as of December 31, 2008, to recognize the Company's share of the accumulated operating losses of Paws and Remember.

On November 6, 2007, Paws and Remember established a revolving line of credit (the "Credit Line") with Bank of America, N.A., as amended, for loans up to $400,000, with interest payable monthly at the prime rate (3.25% at December 31, 2008) minus 1.0 percentage points. The Credit Line matures on July 31, 2009. The Credit Line is collateralized by substantially all assets of Paws and Remember of approximately $318,000 and the loan balance outstanding was $240,000 as of December 31, 2008. The Credit Line is guaranteed by the equity investors of Paws and Remember.

(8) Related Parties

Wilbert, Inc. provided certain services and incurred certain costs related to the Company prior to the Spin-off Transaction. The charges for these services are included in operating expenses and totaled a pre-tax expense of $1,032,096 for each of the periods ended December 31, 2008 and 2007. These expenses were proportionally allocated to the Company based upon the amounts incurred by Wilbert, Inc. and shared with the Company based upon a variety of factors, including revenues, payroll, fixed assets and other factors. These charges represent amounts that management believes would have been incurred to duplicate the services provided had the Company operated on a stand alone basis. The operating results for the periods ended December 31, 2008 and 2007, also included rent charged by Wilbert, Inc. for the use of various facilities owned or leased by Wilbert, Inc. and used by the Company in the amounts of $459,116 and $415,296, respectively.

Wilbert, Inc. manufactured plastic burial and urn vault liners and certain other plastic products for the Company which, prior to the Spin-off Transaction, were purchased under an open purchase order at a negotiated price based on profitability and material cost. Purchases from Wilbert, Inc. amounted to $23,677,657 and $22,042,122 for the periods ended December 31, 2008 and 2007, respectively.

Concurrent with the Spin-off Transaction, Wilbert, Inc. and the Company entered into a five-year supply agreement for the Company's requirements for plastic burial and urn vault liners and certain other plastic products. The agreement will automatically renew for two-year terms thereafter unless either party provides notice of its intent not to renew at least one year prior to the expiration of the then current term. The 2009 and 2010 base prices for the products to be sold to the Company were established based on negotiations between both parties. The negotiated base prices took into account then current costs and pricing, and provided Wilbert, Inc. with a profit margin appropriate in a contract negotiated at arm's length. The initial base prices went into effect on January 1, 2009. According to the agreement, product prices may be increased or decreased from time to time (based on a 60 day advance notice) based on changes in the cost of raw materials and, on an annual basis, product prices may be increased or decreased based on changes in direct labor costs.

WILBERT FUNERAL SERVICES, INC.
Unaudited Financial Statements

For the Nine-Months Ended
September 30, 2009 and 2008

WILBERT FUNERAL SERVICES, INC.
Balance Sheets
(Unaudited)

Assets		September 30, 2009		2008
Current assets:				
Cash	$	96,087	$	350
Receivables, net of allowance for doubtful accounts of $167,297 in 2009 and $250,000 in 2008		7,210,271		7,135,838
Inventories		4,139,233		6,650,614
Prepaid expenses and other current assets		833,104		347,480
Total current assets		12,278,695		14,134,282
Property, plant and equipment:				
Land and improvements		1,139,014		—
Buildings and improvements		3,438,662		251,100
Machinery and equipment		4,157,418		4,157,418
Furniture and fixtures		2,475,392		2,242,264
Construction in progress		482,085		518,763
Total property, plant and equipment		11,692,571		7,169,545
Less: accumulated depreciation		(8,831,585)		(5,886,210)
Net property, plant and equipment		2,860,986		1,283,335
Other assets		826,443		1,254,591
Total assets	$	15,966,124	$	16,672,208

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.
Balance Sheets
(Unaudited)

Liabilities and Shareholders' Equity		September 30, 2009		2008
Current liabilities:				
Accounts payable	$	2,402,213	$	4,959,702
Accrued income taxes		4,100		—
Other current liabilities		1,087,371		1,425,556
Total current liabilities		3,493,684		6,385,258
Long term debt, less current maturities		100,000		—
Deferred income taxes		—		116,200
Other noncurrent liabilities		505,202		575,632
Total liabilities		4,098,886		7,077,090
Shareholders' equity:				
Common stock, $1.00 par value; 1,000,000 shares authorized in 2008; 1,000 shares issued and outstanding in 2008		—		1,000
Common stock, $0.001 par value; 1,000,000 shares authorized in 2009; 177,437 shares issued and outstanding in 2009		177		—
Paid in capital		823		—
Retained earnings		11,866,238		9,594,118
Total shareholders' equity		11,867,238		9,595,118
Total liabilities and shareholders' equity	$	15,966,124	$	16,672,208

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.
Statements of Earnings
(Unaudited)

	For the Nine Months Ended September 30,	
	2009	**2008**
Net sales	$ 39,204,528	$ 41,889,911
Royal income	518,663	544,424
Total revenues	39,723,191	42,434,335
Cost of goods sold	30,528,203	33,943,285
Gross profit	9,194,988	8,491,050
Operating expenses	4,762,233	5,490,296
Operating income	4,432,755	3,000,754
Other income (expense), net	(19,929)	120,587
Earnings before income taxes	4,412,826	3,121,341
Provision for income taxes	1,634,600	1,231,500
Net earnings	$ 2,778,226	$ 1,889,841
Net earnings per share	$ 15.66	$ 10.65

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.

Statements of Changes in Shareholders' Equity
For the Nine-Months Ended September 30, 2009 and 2008
(Unaudited)

	Common stock	Treasury stock	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders' equity
Balance at December 31, 2007	$ 1,000	$ —	$ —	$ —	$ 11,620,069	$ 11,621,069
Net earnings	—	—	—	—	1,889,841	1,889,841
Cash transferred to Wilbert, Inc.	—	—	—	—	(3,915,792)	(3,915,792)
Balance at September 30, 2008	$ 1,000	$ —	$ —	$ —	$ 9,594,118	$ 9,595,118
Balance at December 31, 2008	$ 177	$ —	$ 823	$ —	$ 9,088,012	$ 9,089,012
Net earnings	—	—	—	—	2,778,226	2,778,226
Balance at September 30, 2009	$ 177	$ —	$ 823	$ —	$ 11,866,238	$ 11,867,238

The accompanying notes are an integral part of these financial statements

WILBERT FUNERAL SERVICES, INC.

Statements of Cash Flows

(Unaudited)

	For the Nine Months Ended September 30,	
	2009	**2008**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net earnings	$ 2,778,226	$ 1,889,841
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization	266,542	229,324
Changes in assets and liabilities:		
(Increase) decrease in receivables	1,351,590	2,147,303
(Increase) decrease in inventories	1,145,587	(1,473,180)
(Increase) decrease in prepaid expenses and other current assets	37,584	(13,805)
(Increase) decrease in other assets	99,759	(30,302)
(Decrease) increase in accounts payable	(1,820,313)	1,374,886
(Decrease) increase in income taxes	4,100	—
(Decrease) increase in other current liabilities	(288,438)	(33,356)
(Decrease) increase in other noncurrent liabilities	—	—
Net cash provided by operating activities	3,574,637	4,090,711
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to fixed assets	(78,900)	(176,179)
Other	—	1,260
Net cash used in financing activities	(78,900)	(174,919)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of debt	(3,400,000)	—
Cash transferred to Wilbert, Inc.	—	(3,915,792)
Net cash used in financing activities	(3,400,000)	(3,915,792)
Net increase in cash	95,737	—
Cash at beginning of period	350	350
Cash at end of period	$ 96,087	$ 350

The accompanying notes are an integral part of these financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

From January 1997 to December 2008, Wilbert Funeral Services, Inc. (the "Company") operated its business as a wholly-owned subsidiary of Wilbert, Inc. In December 2008, the ownership of the Company's common stock was spun-off from Wilbert, Inc. to the shareholders of Wilbert, Inc. through a tax-free distribution of Company shares (the "Spin-off Transaction"). Certain assets and liabilities of Wilbert, Inc. were transferred to the Company at their historical book value at the time of the Spin-off Transaction. Prior to the Spin-off Transaction, Wilbert, Inc. held 1,000 shares of Wilbert Funeral Services, Inc. common stock. In December 2008, an additional 176,437 shares of Wilbert Funeral Services, Inc. common stock were issued to Wilbert, Inc., at which time the 177,437 shares were cancelled and subsequently distributed to the Wilbert, Inc. shareholders on a pro-rata basis. As a result of the Spin-off Transaction, the Company now operates independently of Wilbert, Inc. and its subsidiaries.

The accompanying financial statements reflect the historical results of operations, financial position, and cash flows of the Company. The historical cost basis of assets and liabilities has been reflected in these financial statements. Allocations of certain costs incurred by Wilbert, Inc. are included in these financial statements based on the methods described in Note 8. However, the financial information in these financial statements does not necessarily represent the expense that would have been incurred had the Company been a separate, stand-alone entity for all periods presented and, therefore, may not necessarily reflect the Company's results of operations, financial position and cash flows had the Company been a stand-alone entity during each of the periods presented.

The number of shares outstanding has been retroactively adjusted to reflect the shares outstanding at the time of the Spin-off Transaction for the purpose of calculating basic earnings per share.

The interim financial statements of the Company and the related notes are unaudited and should be read in conjunction with the unaudited annual financial statements of the Company for the year-ended December 31, 2008. The interim financial information reflects all adjustments (primarily consisting of normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the statements contained therein.

(b) Principal Business Activities

The Company administers and supplies a network of independently owned licensees, who are granted the right to manufacture and sell Wilbert® burial vaults. The Company supplies the licensees with burial vault forms, liners and other related products. Most of the Company's customers are located in the United States.

(c) Comprehensive Income

Financial Accounting Standards Board (the "FASB") Statement of Financial Accounting Standards No. 130, *Comprehensive Income*, requires reporting comprehensive income and its components in a full set of financial statements. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. For each period presented, comprehensive income is comprised entirely of net income.

(d) Revenue Recognition

The Company recognizes revenue at the time of shipment for product sales. Shipping and handling expenses charged to customers are included in net sales and the related costs are included in cost of goods sold.

Royalty revenues earned from licensees of the Company are recorded based on the number of vaults interred during the fiscal year and are included in net sales.

(e) Bad Debt Reserve

The Company uses the allowance method to determine the amount of bad debt reserve required at the end of a period, based upon the aging of the total accounts receivable balance. All receivables greater than 90 days old are evaluated for collectability to determine if increases or decreases in the established reserve are necessary. Charges against the reserve are made once a receivable has been determined to be uncollectible and recovery is not likely.

(f) Inventories

Inventories are stated at the lower of cost or market value (net realizable value). Cost is determined by the last in, first out (LIFO) method. If the first in, first out (FIFO) method of inventory valuation had been used, inventories would have been $4,015,457 and $3,989,789 higher than reported at September 30, 2009 and 2008, respectively.

(g) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation is calculated on the straight line and declining balance methods over the following useful lives:

Buildings and improvements	5 to 40 years
Machinery and equipment	3 to 15 years
Furniture and fixtures	3 to 10 years

(h) Long Lived Assets

Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future undiscounted cash flows. Recoverability of assets held for disposal is measured by comparing the carrying amount of an asset to the expected proceeds upon disposal, net of any costs to dispose. A write down is recognized whenever the carrying amount of an asset exceeds its fair value.

(i) Income Taxes

Income taxes are accounted for under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recognized in income in the period that includes the enactment date.

The Company was included in the consolidated federal and state income tax returns of Wilbert, Inc. for all periods prior to the year-ended December 2008. Income taxes prior to periods beginning January 1, 2009 have been provided on a separate return basis. Subsequent to January 1, 2009, income taxes have been provided based upon the operations and the tax attributes of the Company. All current taxes due and payable prior to January 1, 2009 have been paid to Wilbert, Inc. in the period that they were incurred, and no amounts are due and payable to Wilbert, Inc. at either September 30, 2009 or 2008. Current taxes due and payable subsequent to January 1, 2009 have been paid to the respective taxing authorities using an estimate of the taxable income of the Company during the 2009 period.

(j) Fair Value of Financial Instruments

The Company's financial instruments include trade accounts and notes receivable, nonqualified plan investments, accounts payable, accrued expenses and debt. Management believes that the fair values of all financial instruments were not materially different from their carrying values at September 30, 2009 and 2008.

(k) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(l) New Accounting Standards

In April 2009, the FASB issued three FASB staff positions (the "FSP") intended to provide application guidance and revise the disclosures regarding fair value measurements and impairment of securities. A summary of each FSP is as follows:

- FSP 157-4, "Determining Fair Value When the Volume of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly," addresses the determination of fair values when there is no active market or where the price inputs represent distressed sales. FSP 157-4 reaffirms the view in Statement of Financial Accounting Standards No. 157 that the objective of fair value measurements is to reflect an asset's sale price in an orderly transaction at the date of the financial statements.

- FSP 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments," enhances consistency in financial reporting by increasing the frequency of fair value disclosures to a quarterly basis for any financial instruments that are not currently reflected on the balance sheet at fair value.

- FSP 115-2, FAS 124-2 and EITF 99-20-2, "Recognition and Presentation of Other-Than-Temporary Impairments," provides additional guidance designed to create greater consistency to the timing of impairment recognition and provide greater clarity about the credit and noncredit components of impaired debt securities that are not expected to be sold.

The three FSPs are effective for interim and annual periods ending after June 15, 2009. The adoption of these FSPs did not have a material effect on the Company's results of operations or financial position.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, "Subsequent Events" ("SFAS No. 165") to provide authoritative accounting literature for subsequent events which was previously addressed only in auditing literature. SFAS No. 165 addresses events that occur after the balance sheet date but before the issuance of the financial statements. It distinguishes between subsequent events that should be recognized in the financial statements and those that should not. Also, it requires disclosure of the date through which subsequent events were evaluated and disclosures for certain non-recognized events. SFAS No. 165 is effective on a prospective basis for interim or annual financial periods ending after June 15, 2009. The Company applied the provision of SFAS No. 165 for the period ending September 30, 2009. The adoption of SFAS No. 165 did not have a material effect on the Company's results of operations or financial position.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167 ("SFAS No. 167") which is a revision to FASB Interpretation No. 46 (Revised December 2003), "Consolidation of Variable Interest Entities." This statement changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. SFAS No. 167 will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. SFAS No. 167 will be effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year-end entity. The Company does not expect the adoption of SFAS 167 to have a material effect on its results of operations or financial position.

In June 2009, the FASB issued statement No. 168 "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 168") which establishes the FASB Accounting Standards Codification to become the source of authoritative U.S. generally accepted accounting principles to be applied by non-governmental entities. The Accounting Standards Codification will supersede all existing non-SEC accounting and reporting standards. SFAS No. 168 is effective for interim or annual financial periods ending after September 15, 2009. The adoption of SFAS No. 168 did not have a material effect on the Company's financial position.

(2) Inventories

	September 30,	
	2009	**2008**
Inventories:		
Raw material	$ 1,256,556	$ 1,988,007
Work-in-process	267,676	191,135
Finished goods	6,630,458	8,461,261
Inventories at FIFO	8,154,690	10,640,403
Less: LIFO reserve	(4,015,457)	(3,989,789)
Inventories at LIFO	$ 4,139,233	$ 6,650,614

(3) Long-term Debt

Long-term debt consists of the following:

	September 30,	
	2009	2008
Line of credit	$ 100,000	$ -

The Company maintains a $10,000,000 revolving credit facility with Bank of America, N.A. which expires December 26, 2011 (the "Agreement"). Under the Agreement, borrowings bear interest at various LIBOR rates (London InterBank Offered Rate) or the prime rate plus a margin based on certain financial ratios. At September 30, 2009, the interest rate on the revolving line of credit was 1.759% and there were borrowings of $100,000 outstanding under the Agreement. The Agreement is unsecured, with a negative pledge on all assets. The Agreement requires the maintenance of certain financial ratios as defined by the Agreement. The Company is currently in compliance with all required financial covenants.

The aggregate annual maturities of long-term debt as of September 30, 2009, are as follows:

2009	$ —
2010	—
2011	100,000
2012	—
2013	—
Thereafter	—
	$ 100,000

(4) Employee Benefit Plans

401(k) Plan

The Company participates in the Wilbert, Inc. 401(k) defined contribution plan (the "401(k) Plan"), which covers substantially all employees. Company contributions to the 401(k) Plan are based on a percentage of employee contributions. The Company contributed $88,854 and $93,714 to the 401(k) Plan during the periods ended September 30, 2009 and 2008, respectively.

Nonqualified Salary Deferral Plan

Wilbert, Inc., at the direction of its board of directors, established a Nonqualified Salary Deferral Plan in November 1995 for certain key members of management. The salary deferral plan is a defined contribution plan that contains no matching provision for any amounts deferred by participants under the plan. The Company has one participant in the plan. That individual controls the investment election of plan assets which are held by a trustee. Assets of the plan are subject to creditors in the event of insolvency of the Company. Plan assets totaled $225,545 and $261,520 at September 30, 2009 and 2008, respectively.

Phantom Stock Plan

Prior to fiscal 2008, certain employees of the Company were granted awards under Wilbert, Inc.'s phantom stock plans (the "Phantom Plans"). The Phantom Plans provided for the grant of "phantom shares" that Wilbert, Inc. was obligated to redeem under certain circumstances, subject to vesting requirements. In connection with the Spin-off Transaction, Wilbert, Inc. agreed to fix, based on an agreed value, the amounts owed to the participating employees of Wilbert, Inc. and its subsidiaries, which included one employee of the Company.

In connection with the Spin-off Transaction, the Company assumed the responsibility for paying the amounts due under the Phantom Plans to the one participant employee of the Company as well as certain previously fixed amounts due to the one participant employee of the Company and another former employee of the Company under the Phantom Plans. These amounts totaled $73,344 and $101,988 at September 30, 2009 and 2008, respectively.

(5) Income Taxes

The provision for income taxes consists of the following:

	For the Nine Months Ended September 30,	
	2009	**2008**
Current:		
Federal	$ 1,500,400	$ 1,073,600
State	134,200	157,900
	1,634,600	1,231,500
Deferred:		
Federal	—	—
State	—	—
	—	—
	$ 1,634,600	$ 1,231,500

WILBERT FUNERAL SERVICES, INC.
Notes to Financial Statements
September 30, 2009 and 2008
(Unaudited)

A reconciliation of the U.S. federal statutory income tax rate to the effective tax rate is as follows:

	For the Nine Months Ended September 30,	
	2009	2008
U.S. federal statutory rate	34.0%	34.0%
State income taxes, net of federal benefit	2.0	3.4
Other, net	1.0	2.1
Effective income tax rate	37.0%	39.5%

Deferred income tax assets and liabilities were comprised of the following:

	For the Nine Months Ended September 30,	
	2009	2008
Deferred tax assets		
Inventory	$352,160	$224,600
Compensation	284,590	220,300
Receivables	93,250	93,300
Depreciation	72,585	0
Other	441,447	97,100
	1,244,032	635,300
Deferred tax liabilities		
Accelerated depreciation	418,600	116,200
	418,600	116,200
Net deferred tax assets	$825,432	$519,100

Deferred income taxes are recognized for future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. Management considers whether it is more likely than not that recorded tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

(6) Commitments and Contingencies

At September 30, 2009, the minimum future lease payments due under noncancelable operating leases and commitments are as follows:

Twelve-Months Ended September 30,		
2010	$	131,928
2011		27,238
2012		—
2013		—
2014		—
Thereafter		—
	$	159,166

During fiscal 1994, the Company introduced the Wilbert® Guaranteed Vault Program (the "Program") in order to enhance the ability of the Company and its participating licensees to serve the pre-need funeral service market. Under the terms of the Program, the participating Wilbert® licensee commits to: (i) the availability of the product specified in the certificate of pre-sale (the "Certificate"), or a substantially similar product, for a period of twenty years; and (ii) deliver the Wilbert® product and services specified in the Certificate at the time of need. The licensee also commits to the price of the product and services at the current market price adjusted for not more than the rate of inflation, and the Company guarantees the participating licensee's performance at the time of need. Management believes that the existence of any potential contingent liability resulting from the difference in the committed price for the product and services to be rendered and the then current market price thereof is immaterial to its financial position or results of operations.

During the 1930's, the Company introduced the Wilbert® Burial Vault Guarantee (the "WBVG"). Under the terms of the WBVG, the participating Wilbert® licensee (the "Manufacturer") commits to the replacement of a burial vault, for a predetermined number of years, if, upon internment, it has failed in any way to resist the entrance of water or any element found in the soil in which it is interred. The WBVG contains detailed language regarding the disinterment process and required notices. The Company is obligated to perform under the WBVG in the event that the Manufacturer is no longer in business. The WBVG stipulates that the Company must maintain designated assets in excess of $25,000 at all times. Assets of the WBVG program totaled $37,927 and $37,919 at September 30, 2009 and 2008, respectively.

The Company is party to a ten-year supply agreement with Daubert Chemical Company, Inc. ("Daubert") that expires in April 2011. Under the terms of this agreement, Daubert has agreed to supply all of the Company's requirements for adhesive and coating products manufactured by Daubert under license from the Company. Daubert agreed to supply the products covered by this agreement exclusively to the Company and the Company agreed to purchase not less than $2,100,000 of product each year that the contract is in effect. Subject to the termination provisions of the agreement, the agreement may be terminated by either party upon 180 days written notice. The agreement provides for bi-annual changes in the purchase price for products based upon the percentage change of the direct cost of raw materials. Annual price changes may also be made based on the percentage change of Daubert's direct labor cost.

The Company is involved in certain legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or results of operations.

(7) Investments in Unconsolidated Entities

On October 1, 2006, the Company invested $160,000 in Paws and Remember, LLC ("Paws and Remember"). Paws and Remember was formed in September 2006 and is engaged in the development and marketing of franchises for pet cremation and related services throughout the United States and Canada. These franchises are operated by independent entrepreneurs under the terms of a franchise agreement. The Company uses the equity method of accounting for its investment in Paws and Remember. The Company owns and has owned 50% of Paws and Remember in every period since inception of Paws and Remember. In 2007, the Company invested an additional $160,000 in Paws and Remember. In 2008, the Company invested an additional $100,000 in Paws and Remember and had a cash investment in Paws and Remember of $420,000 at the end of 2008 and at September 30, 2009. The Company's investment in Paws and Remember has been reduced by $587,458 as of September 30, 2009, to recognize the Company's share of the accumulated operating losses.

On November 6, 2007, Paws and Remember established a revolving line of credit (the "Credit Line") with Bank of America, N.A., as amended, for loans up to $400,000, with interest payable monthly at the prime rate (3.25% at September 30, 2009) plus 0.50 percentage points. The Credit Line matures on July 31, 2010. The Credit Line is collateralized by substantially all assets of Paws and Remember of approximately $225,000 and the loan balance outstanding was $240,000 as of September 30, 2009. The Credit Line is guaranteed by the equity investors of Paws and Remember.

(8) Related Parties

Wilbert, Inc. provided certain services and incurred certain costs related to the Company prior to the Spin-off Transaction. Under the terms of a transition services agreement with Wilbert, Inc., the Company obtains services related to the administration of treasury, human resources, finance, and information technology at agreed-upon pricing based on cost allocations prior to the Spin-off Transaction. These services are being provided for an initial term of one year and the Company may extend such term for an additional six months with respect to one or more categories of services. These services are included in operating expenses and totaled a pre-tax expense of $360,000 and $774,072 for the periods ended September 30, 2009 and 2008, respectively. These expenses were proportionally allocated to the Company based upon the amounts incurred by Wilbert, Inc. and shared with the Company based upon a variety of factors, including revenues, payroll, fixed assets and other factors. These charges represent amounts that management believes would have been incurred to duplicate the services provided had the Company operated on a stand alone basis. The operating results of the nine-months ended September 30, 2008, also included rent charged by Wilbert, Inc. in the amount of $329,000 for the use of various facilities owned or leased by Wilbert, Inc. and used by the Company.

Concurrent with the Spin-off Transaction, Wilbert, Inc. and the Company entered into a five-year supply agreement for the Company's requirements for plastic burial and urn vault liners and certain other plastic products. The agreement will automatically renew for two-year terms thereafter unless either party provides notice of its intent not to renew at least one year prior to the expiration of the then current term. The 2009 and 2010 base prices for the products to be sold to the Company were established based on negotiations between both parties. The negotiated base prices took into account then current costs and pricing, and provided Wilbert, Inc. with a profit margin appropriate in a contract negotiated at arm's length. The initial base prices went into effect on January 1, 2009. According to the agreement, product prices may be increased or decreased from time to time (based on a 60 day advance notice) based on changes in the cost of raw materials and, on an annual basis, product prices may be increased or decreased based on changes in direct labor costs.

Plastic liner and certain other plastic product purchases from Wilbert, Inc. amounted to $13,696,868 and $18,058,445 for the periods ended September 30, 2009 and 2008, respectively.

EXHIBIT A

SUBSCRIPTION AGREEMENT

To: **Wilbert Funeral Services, Inc.**
Attn: Wm. Anthony Colson
2913 Gardner Road
Broadview, IL 60155

Re: **Subscription for Common Stock of Wilbert Funeral Services, Inc.**

I hereby agree to purchase _____ shares of common stock, par value $0.001 per share (the "***Shares***"), of Wilbert Funeral Services, Inc., an Illinois corporation (the "***Company***"), at a purchase price of $20.00 per Share, for a total purchase price of $__________. The Shares so subscribed for are a part of the offering (the "***Offering***") made pursuant to that certain Offering Circular of the Company, dated _________ ___, 2010 (the "***Offering Circular***"). Unless the context otherwise requires, all capitalized terms in this Subscription Agreement have the meanings ascribed to such terms in the Offering Circular. *Note:* This Subscription Agreement relates to the phase of the Offering identified on Schedule A to the Subscription Agreement, which has been completed by the Company.

I understand that this subscription shall not be binding on the Company unless and until it is accepted by the Company.

I understand that the Shares are offered subject to prior sale, withdrawal, or cancellation of the offer and subject to the right of the Company to reject this subscription in whole or in part.

I understand that the maximum number of Shares I can purchase is subject to the allocation procedures described in the Offering Circular. I further understand that the maximum number of Shares that I will be permitted to subscribe for in this phase of the Offering is set forth on Schedule A, which has been completed by the Company.

Simultaneously with the execution and delivery of this Subscription Agreement, I am delivering to the Company a check made payable to the order of "***Wilbert Funeral Services, Inc.***" in the amount of the total purchase price stated above, representing full payment for the Shares.

I understand that my funds shall be placed in an escrow account with _____________ until a closing condition related to the Offering and described in the Offering Circular has been satisfied. In the event this closing condition has not been satisfied or this Subscription Agreement is not accepted, then my subscription funds will be returned to me without interest and this Subscription Agreement shall be null and void.

This Subscription Agreement shall be construed in accordance with and governed by the internal laws of the State of Illinois, without reference to conflict of laws principles.

This Subscription Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, legal representatives, successors, and permitted assigns.

I make the following representations and warranties:

1. I acknowledge that prior to the execution of this Subscription Agreement, I received the Offering Circular furnished in connection with this Offering.

2. I recognize that an investment in the Company involves substantial risk, including, without limitation, those set forth in the "RISK FACTORS" section of the Offering Circular.

3. I am a shareholder of record of the Company as of the date of this subscription.

4. My name and residence, both as set forth in Schedule A hereto, are true and correct.

5. I am purchasing the Shares for my own account and not on behalf of any other person and for investment purposes only.

6. I understand that, due to the restrictions described below, and the lack of any active market existing or likely to exist for the Shares, that my investment in the Shares may have to be held indefinitely.

7. I understand the Shares are subject to provisions of the Company's by-laws, as amended, that substantially restrict the transferability of the Shares and that an appropriate legend will be placed upon the certificate(s) issued to me pursuant to the offering, reflecting the restrictions on transferability set forth in the Company's by-laws, as amended.

8. I will hold title to the Shares as set forth in Schedule A.

9. The information contained herein is complete and accurate and may be relied upon by the Company and I will notify the Company immediately of any material change in any of such information occurring after the delivery of this Subscription Agreement.

SIGNATURE OF SUBSCRIBER

IN WITNESS WHEREOF, the undersigned Subscriber has executed this Subscription Agreement as of the _____ day of __________________, 2010.

______________________________	______________________________
Name of Subscriber (please print)	Name of Subscriber (please print)
______________________________	______________________________
Signature of Subscriber	Signature of Subscriber
______________________________	______________________________
Print Name and Title of Person Signing if Subscriber is Not an Individual	Print Name and Title of Person Signing if Subscriber is Not an Individual
______________________________	______________________________
Street Address *(See Note Below)*	Street Address *(See Note Below)*
______________________________	______________________________
City State Zip	City State Zip
______________________________	______________________________
Social Security or Employer Identification Number	Social Security or Employer Identification Number

Note: You are required to sign the Subscription Agreement in the same manner as your existing shares of common stock in the Company are currently held. If you desire to subscribe for Shares but your address or entity name has changed from the one shown on Schedule A, we request that you immediately contact the Company at 708-865-1600 to advise us of your change in information.

ACCEPTANCE OF SUBSCRIPTION

Wilbert Funeral Services, Inc.

The foregoing subscription for _____ Shares is hereby accepted this _____ day of ____________________, 2010.

WILBERT FUNERAL SERVICES, INC.

By: ____________________________________
Name: __________________________________
Title: ___________________________________

Schedule A

Offering Phase: ______________________
Name and Address of Subscriber:

____
____
____

Maximum Number of Shares Available for subscription by Subscriber in this Phase*:____________________________

* With respect to Phase III of the Offering, the maximum number of Shares available for subscription by each Eligible Phase III Shareholder shall be the amount shown or such greater number as is agreed to by such Eligible Phase III Shareholder and all of the other Eligible Phase III Shareholders.

PART III

EXHIBIT INDEX

These exhibits are numbered in accordance with Item 2 of Part III of Form 1-A.

Exhibit Number*	Description
2.1	Amended and Restated Articles of Incorporation of issuer
2.2	By-laws of issuer, as amended
3.1	Specimen of Stock Certificate of issuer
4.1	Form of Subscription Agreement of issuer (see Exhibit A to the offering circular)
6.1	Tax Matters Agreement between issuer and Wilbert, Inc. dated December 27, 2008
6.2	Transition Services Agreement between issuer and Wilbert, Inc. dated December 27, 2008
6.3	Manufacturing and Supply Agreement between issuer and Wilbert, Inc. dated December 27, 2008
6.4**	Supply Agreement between issuer and Daubert Chemical Company, Inc. dated April 30, 2001
6.5	Form of Intellectual Property Licensing Agreement
6.6	Credit Agreement dated as of December 28, 2008 between issuer and Bank of America, N.A.
6.7	Employee Matters Agreement dated as of December 27, 2008 between Wilbert, Inc. and the issuer
6.8	Trademark Consent and Coexistence Agreement dated December 27, 2008 between Wilbert, Inc. and issuer
6.9	Office Space Lease made as of December 27, 2008
6.10	Warehouse Space Agreement dated December 27, 2008 between Wilbert, Inc. and issuer
8.1	Separation Agreement between issuer and Wilbert, Inc. dated December 27, 2008
9.1***	Escrow Agreement
10.1***	Consent of Polsinelli Shughart PC (included in Exhibit 11.1)
11.2***	Opinion of Polsinelli Shughart PC regarding legality of securities
15.1	Power of Attorney (see signature pages to this offering statement on Form 1-A)

* Unless otherwise indicated, the exhibit has been previously filed.

** Filed herewith.

*** To be filed by amendment.

SIGNATURES

The issuer has duly caused this Amendment No. 1 to the Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Broadview, State of Illinois, on January 11th, 2010.

WILBERT FUNERAL SERVICES, INC.

By: ______________________________
Wm. Anthony Colson, President and Chief Executive Officer

This Amendment No. 1 to the Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
______________________ Wm. Anthony Colson	President and Chief Executive Officer	January 11th, 2010
______________________ Michael F. Bogacki	Chief Financial Officer	January 11th, 2010
* F. Coll Bowen III	Director	January _____, 2010
* Steven M. Bush	Director	January _____, 2010
* Paul E. Cooper	Director	January _____, 2010
______________________ Terry G. Christenberry	Director	January _____, 2010

1802837.7

SIGNATURES

The issuer has duly caused this Amendment No. 1 to the Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Broadview, State of Illinois, on January _____, 2010.

WILBERT FUNERAL SERVICES, INC.

By: ________________________________
Wm. Anthony Colson, President and Chief Executive Officer

This Amendment No. 1 to the Offering Statement has been signed by the following persons in the capacities and on the dates indicated.



Signature	Title	Date
____________________ Wm. Anthony Colson	President and Chief Executive Officer	January _____, 2010
____________________ Michael F. Bogacki	Chief Financial Officer	January _____, 2010
* F. Coll Bowen III	Director	January 11th, 2010
* Steven M. Bush	Director	January 11th, 2010
* Paul E. Cooper	Director	January 11th, 2010
Terry G. Christenberry	Director	January 11th, 2010

1802837.7

Signature	Title	Date
* Randy L. Fehrenbacher	Director	January 11th, 2010
* C. James Mans	Director	January 11th, 2010
* Charles P. Morley	Director	January 11th, 2010
* Dennis P. Welzenbach	Director	January 11th, 2010
* John B. Williams	Director	January 11th, 2010

* The undersigned, by signing his name hereto, does sign and execute this Amendment No. 1 to the Offering Statement pursuant to the Power of Attorney executed by the above-named persons and previously filed with the Securities and Exchange Commission on behalf of such persons.



Terry Christenberry, Attorney-In-Fact

1802837.7

SUPPLY AGREEMENT

THIS AGREEMENT is made and entered into as of this 30th day of April, 2001, by and between DAUBERT CHEMICAL COMPANY, INC., an Illinois corporation, with its principal place of business at 1333 Burr Ridge Parkway, Burr Ridge, Illinois 60521 ("DCC") and AMERICAN INDUSTRIAL TECHNOLOGIES, INC., an Illinois corporation, with its principal place of business at 600 Kingsland Drive, Batavia, Illinois 60510-2298 ("AIT").

Recitals

A. DCC designs, manufactures, distributes and sells adhesives and coating products and other component parts.

B. DCC has purchased certain assets of AIT under an asset purchase agreement dated as of April 30, 2001 (the "Asset Purchase Agreement") and licensed certain intellectual property (the "Licensed Intellectual Property") of AIT and Wilbert Funeral Services, Inc., an Illinois corporation ("WFS") under a license agreement dated as of the date hereof (the "License Agreement"), in each case relating to the manufacture of adhesives and coating products.

C. AIT desires to purchase adhesive and coating products and other component parts on behalf of WFS from DCC, and DCC is willing to sell such products to AIT, on the terms and conditions set forth below.

D. WFS is willing to guarantee the obligations of AIT hereunder and under the Asset Purchase Agreement.

E. As additional consideration for its agreements with AIT, DCC has agreed that it will not sell, except to AIT, any of the products listed on Exhibit A.

Terms and Conditions

In consideration of the mutual agreements, promises and undertakings hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Section 1

PURCHASE OF PRODUCTS

1.1 Requirements.

(a) DCC shall sell to AIT, and AIT shall purchase from DCC, all of AIT's requirements for the adhesive and corrosion prevention products and component parts set forth in Exhibit A attached hereto ("Products"). Exhibit A may be changed from time to time upon written agreement of the parties, provided that at such time the parties shall determine under what conditions such additional Products shall be supplied by DCC to AIT.

(b) For purposes of determining compliance with Section 2-306 of the Uniform Commercial Code as enacted in Illinois, AIT specifically acknowledges and agrees that WFS's requirements shall be deemed to be the measure of AIT's requirements as the buyer under this Agreement.

(c) AIT hereby agrees, and WFS shall guarantee, that AIT will purchase an aggregate of not less than $2.1 million worth of Products (the "Threshold") in each calendar year during the term of this Agreement, *pro-rated* for partial years. The parties agree that the Threshold will not apply during the calendar year 2001. If AIT fails to meet the Threshold in any calendar year, then AIT shall pay DCC an amount equal to DCC's gross margin (as defined in Section 1.2(d)) that would have been earned by DCC, had AIT met the Threshold (the "Make-Whole Amount"); provided, however, that AIT shall be entitled to remedy its inability to meet the Threshold, and avoid paying the Make-Whole Amount, by notifying DCC in writing by January 15 of the immediately following calendar year that it will increase its purchases hereunder in the first six months (6) of the calendar year immediately following such default (the "Make-Whole Period"), such that AIT purchases not less than $3.15 million worth of Products during the eighteen (18) month period ending as of the end of such Make-Whole Period. Any Make-Whole Amount shall be paid by AIT by February 1 of the following year, or within fifteen (15) days of the end of any Make-Whole Period, in the event AIT does not meet its obligations during such Make-Whole Period.

1.2 **Purchase Price.**

(a) The base prices for the Products to be sold hereunder (the "Benchmark Prices"), as well as the raw material costs and labor costs (the "Benchmark Costs"), are set forth on Exhibit B attached hereto, and may be increased only in accordance with this Section 1.2.

(b) On April 30 and October 31 of each calendar year, DCC shall have the right to increase the Benchmark Price of a Product if DCC's cost of raw materials (i.e. chemicals and packaging) increases, in an amount equal to such cost increase. (For example, if a present raw material cost per unit of $0.50 increases by four percent (4%), DCC shall be entitled to increase the cost per unit charged to AIT for such Product by $0.02 (4% of $0.50).) For purposes of this Section 1.2, the cost of materials shall be determined with reference to the direct cost of raw materials purchased in the ordinary course of business using the first-In, first-Out ("FIFO") method of inventory evaluation. DCC shall use commercially reasonable best efforts to obtain pricing of such raw materials on not less than a one hundred and eighty (180) day basis. Any cost increase resulting in a Benchmark Price increase shall be documented by vendor invoices showing that DCC actually incurred such cost increase.

(c) On October 31 of each calendar year, DCC shall have the right to increase the Benchmark Price of a Product if DCC's direct labor costs of producing such Product increase, in an amount equal to the increase in such direct labor costs. (For example, if a present direct labor cost per unit of $0.50 increases by four percent (4%), DCC shall be entitled to increase the cost per unit for such Product charged to AIT by $0.02 (4% of $0.50).) Any such direct labor cost increases shall be documented by actual payroll data.

(d) In addition to those price increases described in paragraphs (b) and (c), above, as of each date any such price increase is put into effect, DCC shall have the right to increase the

Benchmark Price of a Product (as adjusted pursuant to paragraph (b) or (c), as the case may be), by an amount equal to fifty percent (50%) of the net decrease in DCC's Gross Margin on such Product below 19.43% occurring as a result of such cost increase. (See Exhibit B for an example of such price increase as the result of gross margin deterioration.) For purposes of this Section 1.2(d), "Gross Margin" means the Net Selling Price, *minus* the Raw Material Costs, *divided* by the Net Selling Price; where (i) "Net Selling Price" is equal to gross revenues, *minus* returns, credits and other reasonable allowances given to address any customer dissatisfaction with products delivered ("*Customer Credits*"), *minus* outbound freight and warehousing costs; and (ii) "Raw Material Costs" includes the cost of packaging materials, *plus* two percent (2%) of the Raw Materials Costs.

(e) Whenever DCC determines that its materials costs or labor costs have increased, and that an increase in the Benchmark Price of a Product is therefore warranted pursuant to this Section 1.2, it shall so inform AIT at least thirty (30) calendar days in advance of implementation of such price increase, and furnish to AIT, at AIT's request, evidence reasonably satisfactory that the applicable cost increase has occurred (for example, by furnishing vendor invoices, in the case of a materials cost increase, or payroll data, in the case of a labor cost increase). During such thirty (30) day notice period, upon reasonable notice during normal business hours, AIT shall have the right to review DCC's books and records relating to the Products (a "Cost Review"), in order to verify raw material and direct labor cost increases used to justify increases in Benchmark Prices. DCC hereby agrees to cooperate in any such Cost Review and provide AIT with all necessary information to perform such review.

(f) In the event AIT reasonably believes that an increase in Benchmark Prices is not warranted pursuant to the terms of this Section 1.2, it shall so notify DCC and provide DCC with the results of its Cost Review within thirty (30) days of the completion of such review. If the parties cannot resolve such dispute within thirty (30) days of DCC's receipt of AIT's Cost Review, then (i) DCC shall be entitled to implement the cost increase on a going-forward basis, notwithstanding AIT's dispute thereof, and (ii) such dispute shall be submitted for resolution by an arbitrator in accordance with the procedure set forth in Exhibit C.

1.3 **Product Estimates.** To assist DCC in planning, AIT shall provide DCC with AIT's annual forecast of estimated requirements for Products in writing at least ninety (90) days prior to the end of each calendar year, and shall update such estimate each month on a rolling (calendar) quarterly basis. DCC shall have no obligation to supply Products in excess of 110% of such estimated requirements during any quarterly period, although DCC shall use its reasonable efforts to meet AIT's unexpected increased needs beyond such amount.

Section 2

TERMS OF SALE

2.1 **Orders.** AIT shall place all orders in writing and all orders are subject to approval and acceptance in writing by DCC. Notwithstanding any different terms which may be contained in DCC's sales forms or AIT's order forms, all purchases and sales of Products hereunder shall be made on DCC's standard terms and conditions of sale, as provided in Exhibit D, provided, however, that nothing in DCC's standard terms and conditions shall give DCC the right to change the price of the Products in any manner inconsistent with this Agreement. Any material changes to such standard terms and conditions shall require the prior approval of AIT. In the event of any inconsistencies between this Agreement and DCC's standard terms and conditions, this Agreement shall be controlling.

2.2 **Exclusivity.** DCC shall supply the Products exclusively to AIT.

2.3 **Payment.** Payment shall be made by AIT net thirty (30) days from the date of invoice or date of shipment, whichever is later. A service charge of one and one-half percent (1.5%) per month will be added to all past due accounts.

2.4 **Guaranty.** In consideration of and as an inducement to DCC's agreeing to supply WFS's requirements to AIT, WFS shall enter into a guaranty, as of the date hereof, in substantially the form attached as Exhibit E to this Agreement.

2.5 **Risk of Loss; Product Acceptance.**

(a) Title to and Risk of Loss of Products delivered to AIT shall transfer to AIT upon such delivery, provided, however, that if DCC ships Products to AIT pursuant to a shipping arrangement requested or required by AIT, then title to and Risk of Loss with respect to such Products shall pass to AIT upon delivery of the Products by DCC to the freight carrier.

(b) If, but only if, AIT rejects any Products delivered by DCC as a result of failure to meet the Specifications and Quality Standards (as defined in Section 3.1 below), DCC shall pay all transportation costs for the return of such Products.

(c) Inspection or acceptance of, or payment for, Products by AIT does not limit or otherwise affect AIT's rights under Section 3.1 with respect to Products later determined not to meet the Specifications and Quality Standards.

Section 3

PERFORMANCE REQUIREMENTS

3.1 **Product Manufacture.** DCC will manufacture the Products sold by DCC to AIT under this Agreement in substantial compliance with the specifications and quality standards required by AIT from time to time for each of the Products and set forth on Exhibit F (the "Specifications and Quality Standards"). AIT shall have the right to return any Products (at DCC's cost and expense) that are found to be not in substantial compliance with such Specifications and Quality Standards ("Non-Complying Products"), provided, that AIT notifies DCC of such non-compliance within one hundred eighty (180) days of delivery of such Products. DCC shall, at AIT's request and subject to AIT's rights to cover, as provided in Section 3.6, promptly repair or replace those Products which are found to be Non-Complying, or refund the purchase price of such Products. DCC will bear all expenses for repairing or replacing such Products (including shipment of any Products repaired, replaced or subject to refund) and shall reimburse AIT for transportation costs incurred by AIT for the return of such Products. Notwithstanding the provisions of this Section 3.1, if AIT's handling and/or storage of the Products contributes to such Products being Non-Complying Products, AIT shall bear responsibility (entirely or partially) for the liability related to such non-compliance, to the extent AIT's acts or omissions contributed to such non-compliance.

3.2 **Product Availability.**

(a) The Products subject to this Agreement shall be the Products listed in Exhibit A. During the term of this Agreement, DCC may not modify or withdraw a Product except with the prior written consent of AIT, and then only in accordance with the Production, Part and Approval Process ("PPAP") operating principles in effect for customers of WFS who are purchasing a product, a component of which includes a Product.

(b) DCC shall use commercially reasonable efforts to deliver each Product on a timely basis, as provided in DCC's standard terms and conditions of sale. DCC agrees to maintain a 100% on-time delivery average for each Product, on an annual basis, based on mutually agreeable lead times and delivery dates.

3.3 **Quality Control Processes; Quality Control Review.**

(a) DCC will work with AIT and WFS to jointly develop quality control testing, inspection and documentation procedures ("Procedures and Processes") designed to determine the acceptability and reliability of the Products. DCC will incorporate the Procedures and Processes into its internal quality control processes and procedures used in the manufacture of the Products, within twelve (12) months from the date the parties agree to such Procedures and Processes.

(b) At two times during each calendar year during the term of this Agreement, AIT shall have the right, upon reasonable prior notice to DCC, and during normal business hours, to conduct a review of DCC's plants and facilities used in manufacturing the Products, for the purpose of ensuring DCC's compliance with the Procedures and Processes and Specifications and Quality Standards, including DCC's development and maintenance of a retained batch sampling program; provided, that if any such scheduled review raises significant quality control issues with a particular Product or Products that are reasonably likely to have a material adverse effect on WFS's business, AIT may request and DCC shall agree to quality reviews with respect to such Product or Products on a monthly basis, until those issues are resolved. All such reviews shall be at AIT's cost and expense.

3.4 **Availability of Data.**

(a) DCC shall maintain data, technical information and the like relating to the manufacture, safety, quality control and specifications of the Products at its principal place of business or at its facilities located at 4700 South Central Avenue, Chicago, Illinois, in accordance with its standard practices and procedures, and will make such data reasonably available to AIT on request, subject to Section 3.4(b).

(b) All disclosures of trade secrets, know-how, financial information, or other proprietary information ("Confidential Information") made by either party under or in connection with this Agreement, as well as the terms of this Agreement, shall be received and maintained in confidence by the recipient (the "Recipient") and each Recipient shall treat all such Confidential Information as the confidential property of the disclosing party and shall not use same other than as permitted under this Agreement. The Recipient shall not disclose same to any other person except:

1) to the extent persons directly responsible for the performance of the obligations of this Agreement require such information in connection with the performance of the obligations of this Agreement;

2) to the extent professional advisers of the Recipient require such information in connection with providing their services to such party; or

3) to the extent disclosures of such information by employees of the Recipient to suppliers, distributors, customers and other persons are necessary or appropriate for the effective carrying on of business by the Recipient, provided such suppliers, distributors, customers and other persons execute a non-disclosure agreement prohibiting the further disclosure of such information.

(c) Notwithstanding the provisions of Section 3.4(b), information disclosed by either party shall not be considered Confidential Information pursuant to this Section 3.4 to the extent that:

1) such information is required by law to be disclosed by such party, provided that Recipient shall (A) provide the disclosing party with prompt notice of such demand (and in any event prior to disclosure), (B) cooperate with the disclosing party in resisting such disclosure or seeking suitable protection prior to such disclosure, and (C) disclose only such Confidential Information as Recipient is compelled by law to disclose;

2) the Recipient is able to show that such information was known to the Recipient prior to such disclosure;

3) the Recipient is able to show that such information was independently developed by the Recipient without use of any confidential information of the other party;

4) the Recipient is able to show such information was acquired by the Recipient from a third party without a continuing restriction on use; or

5) such information was, or becomes, publicly available through no breach of this Agreement by the Recipient or its representatives.

(d) Each party will take such steps as lie within its power to assure that all of its managers, directors, officers and employees, and the managers, directors, officers and employees of its Related Companies (as defined in Exhibit G) to whom Confidential Information is disclosed, take all proper precautions to prevent the unauthorized disclosure and use of the confidential information referenced in this Section 3.4.

3.5 **Marks.** Except for such rights as inure to AIT in connection with its purchase of Products, and except as otherwise agreed to by the parties, neither party is granted any rights pursuant to this Agreement to use the name, service mark and/or trademarks of the other.

3.6 **Cover.**

(a) If (1) AIT rejects a Product in accordance with Section 2.5, or (2) AIT asserts that a Product previously accepted by AIT fails to meet the Specifications and Quality Control Standards, as provided in Section 3.1, and AIT reasonably concludes that, due to a significant quality control issue, AIT will not be able to meet its obligations for delivery of such Products to WFS, then AIT, after giving oral notice to DCC (followed within two (2) days by written notice) may purchase such Product from a source other than DCC to the extent necessary to meet its obligations for delivery of Products to WFS and end users. The Threshold and Make-Whole Amount requirements applicable to AIT, pursuant to Section 1.2(c), shall be reduced during the period of such purchases (the "Reduction"), by an amount equal to A *multiplied by* B, where A is equal to fifty percent (50%) and B is equal to the dollar amount paid by AIT for those Products purchased from other suppliers pursuant to this Section 3.6(a); provided, however, that if DCC admits in writing that such Products are not in compliance with the Specifications and Quality Standards, and if AIT has not contributed to such non-compliance, then the dollar amount paid by AIT for those Products purchased from other suppliers shall reduce dollar for dollar the Threshold and Make-Whole Amount requirements applicable to AIT during the period of such purchases. Notwithstanding the foregoing, if it is subsequently determined that DCC has met its obligations under this Agreement with respect to the manufacture of such Products, or that AIT contributed to such Products being Non-Complying Products, then AIT shall credit DCC with the full amount of the Reduction or, as applicable, the amount of the Reduction that is determined to reflect the extent that AIT's acts or omissions contributed to the Products being Non-Complying Products.

(b) In addition to AIT's ability to purchase products elsewhere in the event of force majeure, as provided in Section 6.10, AIT shall have the right to cancel any order with respect to any Products not yet delivered and purchase products elsewhere in the event DCC is unable consistently to supply AIT with the quantity of Products ordered within the delivery times agreed upon, including, as the result of product returns, provided, that AIT provides DCC with written notice and an opportunity to cure such failure pursuant to Section 4.3(a), and the dollar amount paid by AIT for those Products purchased from other suppliers shall reduce dollar for dollar the Threshold and Make-Whole Amount requirements applicable to AIT, pursuant to Section 1.2(c), during the period of those purchases, unless it is subsequently determined that DCC has met its obligations under this Agreement with respect to the manufacture of such Products.

3.7 **Product Returns.** DCC shall accept returns of all Products that have not been produced in substantial compliance with the Specifications and Quality Standards, and credit AIT for any such returned goods on the next invoice. DCC may, in its discretion, accept the return of any unused Products in their original packaging that have been produced in substantial compliance with the Specifications and Quality Standards within thirty (30) days of delivery, subject to a reasonable restocking fee and DCC's ability to re-work such Products.

3.8 **Technical Services.** DCC shall use commercially reasonable best efforts to provide AIT with back-up technical services in accordance with Exhibit H, at no additional cost to AIT, provided, however, that failure to comply with any provision of Exhibit H shall not constitute a breach of this Agreement, unless such failure to comply is continuous or persistent and materially adversely affects AIT's ability to supply the Products to its customers. Such back-up technical services shall include periodic review of product performance issues with personnel of AIT, including issues relating to the Specifications and Quality Standards (as provided in Section 3.3).

3.9 **New Product Development.** The parties may engage in the development of new products to be sold by DCC to AIT hereunder as mutually agreed upon by officers of both parties, subject in all cases to the rights and obligations of the parties under the License Agreement, as applicable.

Section 4

TERM AND TERMINATION

4.1 **Term.** Unless terminated sooner as provided in Sections 4.2, 4.3 or 4.4, below, the term of this Agreement shall commence on the date hereof and continue for ten (10) years thereafter.

4.2 **Early Termination.** Either Party may terminate this Agreement at any time upon at least one hundred and eighty (180) days prior written notice to the other party.

4.3 **Termination by Notice.** The non-breaching party may terminate this Agreement effective immediately by written notice to the other party upon happening of any of the following events:

(a) The other Party fails to fulfill or perform any one or more of the duties, obligations or responsibilities undertaken by that Party pursuant to this Agreement and does not cure that failure within sixty (60) days of receipt of written notice thereof from the non-breaching Party, which such notice must be delivered within thirty (30) days of breach;

(b) The other Party's inability, or its admission in writing of its inability, to pay debts as they mature; or the other Party's insolvency; or appointment by a court of a temporary or permanent receiver, trustee or custodian for the business of the other Party; or an assignment for the benefit of creditors of the other Party;

(c) The assignment or attempted assignment, except as permitted by Section 6.7 hereof, by the other Party of any interest in this Agreement without the prior written consent of the other Party;

(d) AIT's breach of the Asset Purchase Agreement; if such breach adversely affects DCC's ability to perform its obligations under this Agreement.

4.4 **Termination of the License Agreement.** This Agreement shall terminate automatically upon termination of the License Agreement.

4.5 **AIT's Obligations.** In the event of expiration or termination of this Agreement for any reason, AIT shall immediately pay to DCC all amounts due to DCC under any outstanding purchase orders. In addition, only if this Agreement is terminated pursuant to Section 4.4 above, due to Licensor's inability to continue to provide Licensee with continuing rights to use the Licensed Intellectual Property (as each such term is defined in the License Agreement), as provided in Section 8.1.4 of the License Agreement, AIT shall pay to DCC, as liquidated damages and not as a penalty, an amount equal to DCC's average Gross Margin on that amount of Products equal to fifty percent (50%) of the Threshold, for the six (6) months immediately prior to the date of termination.

4.6 **DCC's Obligations.** In the event of expiration or termination of this Agreement for any reason, DCC shall promptly (i) return to AIT all Confidential Information of AIT, together with all files, database records, internal reprints, documents, drawings and technical data which constitute Licensed Intellectual Property (as that term is defined in the License Agreement), and copies of any of the foregoing, in whatever medium such information exists and (ii) cease to use the Licensed Intellectual Property.

Section 5

INDEMNIFICATION

5.1 **DCC Indemnification**: DCC shall defend, indemnify and hold harmless AIT, its officers and management personnel (each, an "AIT Indemnified Party") against all claims, demands, causes of action, damages, liabilities, judgments, losses and expenses, including, without limitation, reasonable attorneys' fees and costs of litigation, whether for an AIT Indemnified Party's primary defense or for enforcement of its indemnification rights (collectively "Claims"), which may be incurred by an AIT Indemnified Party on account of (a) any personal injury, disease or death, or property damage, or any other damages and costs caused by or arising out of, or in any way incidental to, any actions or omissions of DCC (including without limitation, the sole negligence, fault or strict liability of DCC and concurrent such negligence, fault or strict liability in any combination of the AIT Indemnified Parties, DCC and or third parties, but only to the extent of DCC's negligence, fault, or strict liability); or (b) any breach of any representation, warranty or covenant of DCC under this Agreement; provided, however, that prompt written notice is given to DCC of any claims, and DCC has the right to conduct the defense of any such claims; and further provided, that DCC shall not be liable hereunder for any damages or costs caused by any AIT Indemnified Party's negligence, bad faith or willful misconduct, or for any use of any Product sold to AIT hereunder other than for its intended use.

5.2 **AIT Indemnification.** AIT shall defend, indemnify and hold harmless DCC, its officers, management personnel, directors, employees and agents ("DCC Indemnified Parties") against all claims, demands, causes of action, damages, liabilities, judgments, losses and expenses, including, without limitation, reasonable attorney's fees and costs of litigation, whether for a DCC Indemnified Party's primary defense or for enforcement of its indemnification rights (collectively, "Claims"), which may be incurred by or asserted against a DCC Indemnified Party arising out of or on account of (a) any breach of any representation, warranty or covenant of AIT under this Agreement, (b) DCC's use of the Licensed Intellectual Property, or (c) any use of any Product sold to AIT hereunder other than for its intended use; provided, that AIT shall not be liable hereunder for any damages or costs caused solely by any DCC Indemnified Party's negligence, bad faith or wilful misconduct, or for any use of the Licensed Intellectual Property by DCC in a manner inconsistent with DCC's obligations under the License Agreement.

5.3 **Reimbursement of Covered Expenses.** Any party seeking indemnification (the "Indemnified Party") shall promptly notify the indemnifying party (the "Indemnifying Party") in writing of any claim believed to be subject to indemnification. The Indemnifying Party shall, at its own expense, indemnify and hold harmless the Indemnified Party, its successors, assigns, officers, directors, representatives, employees or agents, from all claims, proceedings or suits in which any of the aforesaid claims are alleged. In the event the Indemnified Party incurs any expenses covered by this Section 5, the Indemnifying Party shall reimburse the Indemnified Party for such covered expenses within thirty (30) days of the Indemnified Party's delivery to the Indemnifying Party of an invoice therefor, with receipts attached; provided, if it is subsequently determined that the Indemnified Party has no right to indemnification for a claim, the Indemnified Party shall promptly reimburse the Indemnifying Party for any expenses paid by the Indemnifying Party in connection with such claim. Both parties shall cooperate (at the expense of the Indemnifying Party) in the defense of any third party claim for which the Indemnified Party seeks indemnity under this Section 5.

Section 6

GENERAL PROVISIONS

6.1 **Relationship.** The relationship established by this Agreement is that of buyer and seller. Neither AIT nor any of its agents or employees shall be deemed to be the representative, employee or agent of DCC for any purpose whatsoever, and the relationship of AIT and DCC is that of an independent contractor, and neither AIT nor any of its agents or employees shall have any right or authority to assume or create any obligation of any kind, expressed or implied, on behalf of DCC.

6.2 **Modifications, Amendments and Waivers.** This Agreement may not be modified or amended, including by custom, usage of trade or course of dealing or performance, except by an instrument in writing signed by duly authorized officers of both of the parties hereto. Performance of any obligation required of a party hereunder may be waived only by a written waiver signed by a duly authorized officer of the other party, which waiver shall be effective only with respect to the specific obligation described therein. The waiver by either party of a breach of any obligation of the other shall not operate or be construed as a waiver of any subsequent breach of the same provision or any other provision of this Agreement, nor a waiver by that party of its right at any time thereafter to require strict compliance with all terms and conditions of this Agreement.

6.3 **Compliance with Law.** The parties shall comply with all applicable laws and regulations in performing their respective duties hereunder.

6.4 **Exclusion of Consequential Damages.** In no event shall either party be liable to the other party or its successors or assigns, for any indirect, special, incidental or consequential damages, including, without limitation, lost profits, costs of delay, any failure of delivery, costs of lost or damaged data or documentation, or other liabilities to third parties arising from any source.

6.5 **Survivability.** All obligations of the parties that expressly or by their nature survive termination or expiration or transfer of this Agreement shall continue in full force and effect subsequent to and notwithstanding such termination or expiration or transfer and until they are satisfied or by their nature expire.

6.6 **Severability**. In the event that any provision hereof is found invalid or unenforceable pursuant to judicial decree or decision, the remainder of this Agreement shall remain valid and enforceable according to its terms.

6.7 **Assignment; Subcontracting.** Except as provided below, neither party may delegate its duties hereunder without the prior written consent of the other party, and this Agreement shall not be assignable by either party. Any attempt by either party to delegate any of its duties or to assign any of its rights hereunder without the prior written consent of the other party shall be null and void. For purposes of this Section 6.7, an assignment of this Agreement shall be deemed to occur, and AIT's prior written consent shall be required in order the continue the Term of this Agreement, upon a Change in Control of either DCC or Daubert Industries, Inc. ("DII"), parent of DCC. For purposes of this Section 6.7, a "Change in Control" with respect to DCC shall be deemed to have occurred if, as the result of any merger, acquisition or other corporate event, DII no longer holds a majority of the voting securities of DCC. A "Change of Control" with respect to DII shall be deemed to have occurred if (i) any corporation, person or other entity (other than DII, a majority-owned subsidiary of DII or any of its subsidiaries, or an employee benefit plan (or related trust) sponsored or maintained by DII), becomes the beneficial owner of stock (other than as a result of a purchase of such stock from DII) representing more than 25% of the combined voting power of DII's then outstanding securities or (ii) (A) the stockholders of DII approve a definitive agreement to merge or consolidate DII with or into another corporation, other than a majority-owned subsidiary of DII, or to sell or otherwise dispose of all or substantially all of DII's assets, and (B) the persons who were the members of the Board of Directors of DII prior to such approval do not represent a majority of the directors of the surviving, resulting or acquiring entity or the parent thereof. Notwithstanding the foregoing, upon prior written notice to the other party, either party shall be entitled to assign any part or all of this Agreement (including but not limited to its rights and obligations contained herein) to a Related Company, provided that the assignor continues to remain liable and responsible to the other party for such Related Company's performance hereunder, including future application of this Section 6.7. For purposes of this Section 6.7, "Related Company" is defined in Exhibit G attached hereto.

6.8 **Binding Effect.** This Agreement shall inure to the benefit of and be binding upon the parties and their respective legal representatives, successors and permitted assigns.

6.9 **Governing Law.** This Agreement shall be construed and enforced in accordance with the substantive laws of the State of Illinois, without regard to its conflict of laws provisions.

6.10 **Force Majeure.** No liability hereunder shall result to either party from delay in performance or non-performance caused by circumstances beyond the reasonable control of that party, including, but not limited to, acts of God, fire, flood or other casualty, war, government action, accident, labor strikes or other difficulty, or shortage of or inability to obtain fuel, energy, material, equipment or transportation. In the event of any delay in a party's performance due in whole or in part to any cause beyond that party's reasonable control, that party shall promptly notify the other party in writing of such event and shall have such additional time for performance as may be reasonably necessary under the circumstances. Notwithstanding the foregoing, if such event continues for more than thirty (30) days, (i) AIT may cancel any order with respect to any Products not delivered and purchase products from another supplier, (ii) AIT shall be under no obligation to accept or pay for the non-delivered Products or compensate DCC for any expense which it may have incurred in respect of such non-delivered Products, and (iii) the dollar amount paid by AIT for those Products purchased from other suppliers shall reduce dollar for dollar the Threshold and Make-Whole Amount requirements applicable to AIT, pursuant to Section 1.2(c), during the period of those purchases.

6.11 **Notices.** All notices, requests, payments, instructions, or other documents to be given hereunder shall be in writing or by written telecommunication, and shall be deemed to have been duly given if (i) delivered personally (effective upon delivery), (ii) mailed by registered or certified mail, return receipt requested, postage prepaid (effective five business days after dispatch), (iii) sent by a reputable, established courier service that guarantees next business day delivery (effective the next business day), or (iv) sent by facsimile or electronic mail, followed within 24 hours by confirmation by one of the foregoing methods (effective upon the first business day after receipt of the facsimile or electronic mail in complete, readable form). Notices to each party shall be addressed as set forth below (or to such other address as the recipient party may have furnished to the sending party for the purpose pursuant to this Section 6.11).

If to DCC, to:

Daubert Chemical Company, Inc.
4700 South Central Avenue
Chicago, Illinois 60638
Attention: President

with a copy to:

Daubert Chemical Company, Inc.
1333 Burr Ridge Parkway
Suite 200
Burr Ridge, Illinois 60521
Attention: Chairman

with a copy (which shall not constitute notice) to:

Sonnenschein Nath & Rosenthal
8000 Sears Tower
Chicago, Illinois 60606
Attention: J. Ross Docksey

If to AIT, to:

American Industrial Technologies, Inc.
P.O. Box 210
Forest Park, Illinois 60130
Attention: President and CEO

with a copy (which shall not constitute notice) to:

McBride Baker & Coles
500 W. Madison St., 40th Floor
Chicago, Illinois 60661
Attention: Lola Hale

6.12 **Counterparts.** This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, and both of which together shall constitute one and the same instrument.

6.13 **Entire Agreement.** This Agreement, together with the Exhibits hereto, constitutes the entire understanding and contract between the parties with respect to the subject matter hereof and supersedes any and all prior and contemporaneous representations, communications, understandings and agreements, oral or written, between the parties with respect to the subject matter hereof. The parties acknowledge and agree that neither of the parties is entering into this Agreement on the basis of any representations or promises not expressly contained herein.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Supply Agreement on the date specified above.

DAUBERT CHEMICAL COMPANY, INC.



By: ______________________
Name: MICHAEL A. DWYER
Title: PRESIDENT & CEO

AMERICAN INDUSTRIAL TECHNOLOGIES, INC.

By: ______________________
Name: ______________________
Title: ______________________

11270574V-3

IN WITNESS WHEREOF, the parties hereto have executed this Supply Agreement on the date specified above.

DAUBERT CHEMICAL COMPANY, INC.

By: ______________________
Name: ______________________
Title: ______________________

AMERICAN INDUSTRIAL TECHNOLOGIES, INC.



By: ______________________
Name: ______________________
Title: ______________________

11270574\V-3

EXHIBIT A

LIST OF PRODUCTS TO BE SOLD TO WILBERT FUNERAL SERVICES, INC.

American Industrial Technologies, Inc. List of Wilbert Funeral Service Products

	Formula	Description
19	AIT 2400-A	Unidex Pt. 1 (E51-511)
20	AIT 2400-B	Unidex Pt. 2 (E51-511)
21	AIT 2403-A	Texture Plate Adhesive
22	AIT 2403-B	Texture Plate Adhesive
23	AIT 2404-A	Fast-set Casting Pt. 1
24	AIT 2404-B	Fast-set Casting Pt. 2
25	AIT 2405	ABS Liner Primer EE-57
27	AIT 3405-A	AIT 3405-A (E58-R Pt A)
28	AIT 3405-B	Resilient Adh. Pt 2 (E-59R)
32	AIT 9401	Bronzing Fluid
33	AIT 9402	Black Acrylic Latex (Spray)
34	AIT 9403	White Acrylic Latex (Spray)
35	AIT 9404	White Acrylic Latex (Roll)
36	AIT 9405	Black Acrylic Latex (Roll)
37	AIT 9406	Polycrete
46	AIT 2401-A	Stickum E-53 Pt. 1
47	AIT 2401-B	Stickum E-53 Pt. 2
50	AIT 3002-A	Polymer/Asphalt Sealer Pt. 1
51	AIT 3002-B	Polymer/Asphalt Sealer Pt. 2
52	AIT 3402-A	Bronze Bottom Plate Adh. Pt. 1
53	AIT 3402-B	Bronze Bottom Plate Adh. Pt. 2
54	AIT 3403-A	Carapace Adhesive Pt. 1
55	AIT 3403-B	Carapace Adhesive Pt. 2
58	AIT 9008	H-320-R

EXHIBIT B

I Benchmark Prices and
II Benchmark Costs
III Adjustment to Price Pursuant to Section 1.2(c)

EXHIBIT B I & II

BENCHMARK PRICES and COSTS

Code AIT		WFS	Product Description	Container	Unit Price	FY 2000 Qty	Sales	Costs
2400	A	E-511	Unidex	Drums	11.36	48,189	547,427	339,443
2400	B	E-512	Unidex	Drums	11.36	48,654	552,709	505,029
2400	A	E-51	Unidex	Pails	11.81	8,590	101,448	64,717
2400	B	E-52	Unidex	Pails	11.81	8,705	102,806	94,710
2401	A	E-533	Stickum	Drums	12.79	1,026	13,123	7,350
2401	B	E-534	Stickum	Drums	12.79	648	8,288	6,830
2401	A	E-53	Stickum	Pails	13.22	980	12,956	7,403
2401	B	E-54	Stickum	Pails	13.22	690	9,122	7,542
2405		E-57	ABS Primer	Gallon Cans	12.61	4,040	50,944	46,702
2403	A	C 2523D	Texture Plate Adh A	Gals/Pails	21.11	88	1,858	1,229
2403	B	C 2523E	Texture Plate Adh B	Gals/Pails	21.11	88	1,858	1,612
2404	A		Fast-set Casting A	Drums	26.14	50	1,307	608
2404	B		Fast-set Casting B	Drums	26.14	50	1,307	530
3402	A/B		Bronze Bottom Plate	Large Kits	20.61	130	2,679	1,096
3403	A	E70	Carapace Adh	Small Kits	20.61	78	1,608	569
3405	A/B	E-58R	Resilient Adhesive	Kits	13.11	33,528	439,552	381,213
9401		J-153	Bronzing Liquid	Drums	5.92	5,194	30,748	27,892
9401		J-152	Bronzing Liquid	Pails	7.04	255	1,795	1,454
9402		J 236 A SG	Black Spray Grade	Drums	6.37	4,293	27,346	26,144
9402		J 236 SG	Black Spray Grade	Pails	7.20	630	4,536	4,045
9403		J 239 A SG	White Spray Grade	Drums	8.52	2,014	17,159	15,125
9404		J 239 A RG	White Roller Grade	Drums	8.79	2,968	26,089	22,201
9404		J 239 RG	White Roller Grade	Pails	9.14	6,185	56,531	48,305
9405		2 236 A RG	Black Roller Grade	Drums	6.75	11,554	77,990	71,404
9405		J 236 RG	Black Roller Grade	Pails	7.47	2,925	21,850	19,042
9406			Polycrete	Drums	7.97	640	5,101	4,339
					357.24	192,192	2,118.136	1,706.533

EXHIBIT B III

ADJUSTMENT TO PRICE PURSUANT TO SECTION 1.2(c)

See attached four pages provided by Wilbert, Inc.

EXHIBIT B III

ADJUSTMENT TO PRICE PURSUANT TO SECTION 1.2(c)

See attached four pages provided by Wilbert, Inc.

Ray Kolodziej

From: "Ray Kolodziej" <rkolodziej@wilbertinc.com>
To: "Michael A Dwyer" <mdwyer@daubert.com>
Sent: Thursday, January 18, 2001 9:13 AM
Attach: Ten Year price increase schedule.xls
Subject: AIT/Daubert Proposal

Mike:

As I indicated in my voice mail to you today (1-18-01) attached is a model that provides an example of how my proposal would work over the next ten years assuming a 3.5% increase in Daubert's material costs and a 3.5% increase in Daubert's direct labor cost. In summary, we would agree to allow Daubert to pass on material cost increases twice a year and direct labor cost increases once a year (assuming that you could justitfy the increases through documentation that is acceptable to us). Once we determine the cost increase, we would compute the necessary price increase from Daubert to AIT that allows you to maintain a 19.45% margin (as previously defined) and allow a price increase that amounts to the actual cost increase plus 50% of the difference between a 19.45% margin and the actual margin that only passing on a cost increase would produce for Daubert. What I am trying to accomplish is to " split the difference between our two approaches and meet in the middle".

After you have a chance to review, let's discuss.

Best regards,

Ray Kolodziej

AIT/DAUBERT
Margin Analysis
(000's OMITTED)

	Sales to WFS	AIT Purchases	AIT Margin $	AIT Margin %	Daubert Sales	Daubert Cost	Daubert Margin $	Daubert Margin %
Year 1	2574	2118	456	17.72%	2118	1706	412	19.45%
Year 2	2630	2174	456	17.34%	2174	1756	418	19.23%
Year 3	2687	2231	456	16.97%	2231	1807	424	19.00%
Year 4	2770	2314	456	16.46%	2314	1881	433	18.71%
Year 5	2844	2388	456	16.03%	2388	1947	441	18.47%
Year 6	2920	2464	456	15.62%	2464	2015	449	18.22%
Year 7	3000	2544	456	15.20%	2544	2086	458	18.00%
Year 8	3082	2626	456	14.80%	2626	2159	467	17.78%
Year 9	3168	2712	456	14.39%	2712	2234	478	17.63%
Year 10	3254	2798	456	14.01%	2798	2312	486	17.37%
Total	28929	24369	4560	15.76%	24369	19903	4466	18.33%

AIT/DAUBERT
PRICE INCREASE SCHEDULE
(000's OMITTED)
16-Jan-01

	Base	3.5% Mat 0% Labor Wilbert Yr 1	Daubert Yr 1	3.5% Mat 0% Labor Wilbert Yr 2	Daubert Yr 2	3.5% Mat 7% Labor Wilbert Yr 3	Daubert Yr 3	3.5% Mat 3.5% Lab Wilbert Yr 4	Daubert Yr 4	3.5% Mat 3.5% Lab Wilbert Yr 5	Daubert Yr 5	3. 3.
Sales	2118	2168	2180	2219	2243	2293	2335	2359	2417	2427	2501	
Material costs	1418	1468	1468	1519	1519	1572	1572	1627	1627	1684	1684	
Manufacturing costs	288	288	288	288	288	309	309	320	320	331	331	
Total costs	1706	1756	1756	1807	1807	1881	1881	1947	1947	2015	2015	
Gross margin $	412	412	424	412	436	412	454	412	470	412	486	
Gross margin %	19.45%	19.00%	19.45%	18.57%	19.44%	17.97%	19.44%	17.47%	19.45%	16.98%	19.43%	
Daubert Price increase		62	2.93%	63	2.89%	92	4.10%	82	3.51%	84	3.48%	
Wilbert Price increase		50	2.36%	51	2.35%	74	3.33%	66	2.88%	68	2.88%	
Difference		12		12		18		16		16		

EXHIBIT C
ARBITRATION PROCEDURE

If AIT reasonably believes that an increase in Benchmark Prices is not warranted and the parties cannot resolve such dispute within thirty (30) days, the dispute shall be submitted for resolution by an arbitrator as follows:

(a) AIT shall advise DCC in writing of the issue to be arbitrated.

(b) The matter shall be resolved under the Commercial Arbitration Rules of the American Arbitration Association by one arbitrator appointed in accordance with such Rules within ten (10) business days of DCC's receipt of such notice.

(c) Within five (5) business days of his appointment, the arbitrator shall set a date for the arbitration with ten (10) business days thereafter. The arbitrator shall set a location for the proceeding.

(d) Each party shall have no more than two (2) hours to present its position. After the conclusion of the parties' arguments, the arbitrator shall have no longer than four (4) hours to select either AIT's or DCC's position. The arbitrator may not impose any compromise positions.

(e) Each party shall pay fifty (50%) per cent of the arbitrator's charges and expenses.

(f) The decision entered by the arbitrator shall be final and binding and no appeal may be taken. The decision may be enforced by any court of competent jurisdiction.

(g) If it is ultimately determined that DCC was not entitled to increase the Benchmark Prices, as provided hereunder, DCC shall return to AIT all amounts paid by AIT as the result of such increase, promptly after the resolution of the dispute.

EXHIBIT D
STANDARD TERMS AND CONDITIONS OF SALE

See Attached

TERMS AND CONDITIONS

. **Acceptance**. The Seller hereby accepts your order subject to the ɪrms and conditions set forth herein. This agreement contains the final greement between Seller and Buyer and supersedes the ıcknowledgment and any other agreement or understanding. lotwithstanding any provisions to the contrary contained in Buyer's ʼurchase Order, Buyer shall be deemed to have assented to the terms .nd conditions hereof upon acceptance of delivery of the whole or any ıart of the goods. To the extent the terms and conditions set forth ıerein conflict with any terms or conditions contained in Buyer's ʼurchase Order, the terms and conditions set forth herein shall control.

:. **Prices**. The price of the goods is subject to change without prior ·otice. Sales, Use and Excise Tax, and Retailers Occupational faxes, payable or collectable by Seller in connection with sales made ɔursuant hereto shall be in addition to the price of the goods, and Buyer shall reimburse Seller for such taxes.

n the event of a price increase, any unshipped portion of an order covering standard products may be cancelled at Buyer's option. Orders or non-standard or special products manufactured to Buyer's option. Orders for non-standard or special products manufactured to Buyer's specifications may be cancelled only prior to the commencement of manufacture and to the extent that Seller is able to effect cancellation of materials ordered for the manufacture of such products.

3. **Payment.** If Buyer fails to fulfill the terms of payment of any order placed with Seller, Seller may defer further manufacture or shipment of orders until such payment is made or its option cancel this order.

4. **Delivery.** Seller hereby agrees to delivery, to the best of its ability, the goods as requested by Buyer. Seller and Buyer hereby acknowledge that time of delivery is not of the essence. The Seller shall not be liable for delays or defaults in delivery caused by strikes, fires, floods, differences with workmen, shortages of raw material, fuel or labor, interruption of transportation facilities, government regulation or restriction or any other causes beyond Seller's reasonable control. Seller shall not be obligated to notify Buyer of any labor disputes or expiration of current labor contracts.

5. **Inspection.** All goods furnished are subject to Buyer's inspection and approval after delivery and before acceptance by Buyer. Buyer shall communicate any disapproval of the goods to Seller on or before 5 days after delivery of the goods to Buyer, and Buyer shall be deemed to have approved and accepted the goods if Seller does not receive notice of disapproval within the specified time.

6. **Repair and Replacement.** The liability of Seller for any rejected goods shall be limited to repairing or replacing the goods, as Seller shall elect. Buyer shall not have the right to cancel this order due to any such goods. In the event Seller fails to repair or replace the goods, the liability of Seller for such goods shall not exceed the purchase price of the goods.

7. **Warranty and Indemnity.** Seller warrants that the goods sold are in accordance with Seller's published specifications or those specifications agreed to by Seller in writing at the time of sale. Seller may, at its option, repair or replace such goods proven defective upon their return to Seller with transportation prepaid. In the event Seller fails, or is unable, to repair or replace any goods proven defective, liability of Seller under this warranty is limited to the net purchase price of such goods. All claims hereunder for any defective goods must be made in writing within 5 days after discovery of defect by Buyer and prior to further processing or combining with other materials and products. The obligation of Seller hereunder shall terminate 6 months after delivery of the goods to Buyer.

SELLER MAKES NO WARRANTY, EXPRESS OR IMPLIED AS TO THE SUITABILITY OF THE GOODS FOR ANY PARTICULAR PURPOSE AND SELLER SHALL NOT BE SUBJECT TC LIABILITY FROM ANY DAMAGES RESULTING FROM THEIF USE IN OPERATIONS NOT UNDER SELLER'S DIRECT CONTROL. THIS WARRANTY IS EXCLUSIVE OF ALL OTHEF WARRANTIES, EXPRESS AND IMPLIED, AND NC REPRESENTATIVE OF SELLER OF ANY OTHER PERSON IS AUTHORIZED TO ASSUME FOR SELLER ANY OTHEF LIABILITY IN CONNECTION WITH THE SALE OF SELLER'S GOODS. Correction of non-conformity, as set forth above, sha constitute fulfillment of all liabilities of Seller to Buyer, whethe based on contract, negligence or otherwise with respect to, c arising out of the goods. Neither party shall be liable for specia indirect or consequential damages. The remedies set forth herei are exclusive, and the liability of Seller with respect to any contra or sale or anything done in connection therewith, whether contract, in tort, under any warranty or otherwise, including ar action for patent infringement, shall not exceed the price of th goods on which such liability is based.

8. **Course of Dealing.** Seller and Buyer hereby agree that any cour of dealing between the parties shall form a part of this agreement ar that the terms of this agreement shall be interpreted in light of su course of dealings.

9. **Risk of Loss.** Sellers liability for any damages to or loss of goo ordered herein ceases upon the delivery of such goods in go condition to the carrier and Buyer will assume all risks of loss, inju damage during transportation. Any such loss, injury, or damage sh not release Buyer from any obligation under this agreement.

10. **Choice of Law.** This agreement between Seller and Buyer shall governed solely by the laws of the State of Illinois, without givir effect to its choice of law provisions. No statutes, regulations, rules orders shall be incorporated herein unless specifically referred herein. Disputes between Seller and Buyer shall no be subject arbitration.

WE HEREBY CERTIFY THAT THESE GOODS WERE PRODUCED IN COMPLIANCE WITH ALL APPLICABLE REQUIREMENTS OF SECTIONS 6, 7 AND 12 OF THE FAIR LABOR STANDARDS ACT, AS AMENDED, AND OF THE REGULATIONS AND ORDERS OF THE UNITED STATES DEPARTMENT OF LABOR ISSUED UNDER SECTION 14 THEREOF IN CONNECTION WITH THE PERFORMANCE OF WORK UNDER OUR CONTRACTS. WE AGREE TO COMPLY WITH TITLE SEVEN OF THE CIVIL RIGHTS ACT OF 1964 AND EXECUTIVE ORDER 11246, AND THE APPLICABLE RULES AND REGULATIONS ISSUED PURSUANT THERETO.

BACK OF ORDER ACKNOWLEDGEMENT
Copy

EXHIBIT E
FORM OF GUARANTY

See Attached

GUARANTY

THIS GUARANTY ("Guaranty") is made as of April __, 2001, by Wilbert Funeral Systems, Inc., an Illinois corporation ("Guarantor"), to and for the benefit of Daubert Chemical Company, Inc. ("DCC").

RECITALS

A. DCC and American Industrial Technologies, Inc., an Illinois corporation and affiliate of Guarantor ("AIT"), have entered into that certain Asset Purchase Agreement dated April __, 2001 (the "Asset Purchase Agreement").

B. Pursuant to the Asset Purchase Agreement, DCC has purchased certain assets of AIT and licensed certain intellectual property of AIT under a license agreement dated as of the date hereof (the "License Agreement"), in each case relating to the manufacture of adhesives and coating products.

C. DCC and AIT have further entered into an agreement for the supply of certain death care products to AIT, dated as of the date hereof (the "Supply Agreement," and together with the Asset Purchase Agreement, the "Transaction Agreements").

D. Guarantor is an affiliate of AIT, by virtue of their common ownership and control by Wilbert, Inc.

E. Guarantor will derive substantial benefit under the Asset Purchase Agreement and Supply Agreement.

F. Guarantor is willing to guarantee certain of the obligations of AIT under the Transaction Agreements.

G. The execution and delivery of this Guaranty by Guarantor is a condition to Closing (as defined in the Asset Purchase Agreement).

AGREEMENTS

NOW, THEREFORE, Guarantor, in consideration of the matters described in the foregoing Recitals, which Recitals are incorporated herein and made a part hereof, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged; hereby covenants and agrees for the benefit of DCC and its successors and assigns as follows:

(1) Guarantor absolutely, unconditionally, and irrevocably guarantees to DCC the full and complete observance, performance, and satisfaction, when due, of all of the indemnification and other payment obligations of AIT under the Transaction Agreements (collectively, the "Obligations").

(2) In the event of any default by AIT in performance of the Obligations, as aforesaid (after giving effect to any applicable notice and cure provision), Guarantor agrees, on demand by DCC, to perform all the Obligations as are then or thereafter to be performed under the terms of the Transaction Agreements. The parties agree that (a) Guarantor's obligations under this

Guaranty shall be subject to the limitations, exclusions and exculpations of liability set forth in the Transaction Agreements and (b) Guarantor shall have the right, in connection with the enforcement of this Guaranty, to assert all rights and defenses available to AIT pursuant to the Transaction Agreements, provided, however, that nothing contained in this Paragraph (2) shall be interpreted to allow Guarantor to assert any defenses arising out of or relating to the bankruptcy or insolvency of AIT.

(3) This Guaranty, and the covenants and waivers contained herein, will remain in effect until all Obligations have been satisfied.

(4) The obligations of Guarantor hereunder are dependent upon DCC's performance of its obligations under the Transaction Agreements. Except as provided in subparagraphs (h) and (i) of Paragraph 5, below, Guarantor may assert any and all defenses, set-offs, or counterclaims of any kind available to AIT so as to deny payment related to this Guaranty including, without limitation, any such rights acquired by Guarantor through subrogation, assignment, or otherwise.

(5) Guarantor does hereby (a) waive notice of acceptance of this Guaranty by DCC; (b) waive any notices or demands that are not required by this Guaranty or the Transaction Agreements; (c) waive any and all equitable rights that Guarantor may have to a marshalling of assets; (d) agree not to assert any defense, right of set off or other claim which Guarantor may have against AIT, to the extent such assertion will affect or delay the payment in full of all amounts due DCC under this Guaranty; (e) waive presentment for payment, demand for payment, notice of nonpayment or dishonor, protest and notice of protest, diligence in collection and any and all formalities which otherwise might be legally required to charge Guarantor with liability; (f) waive any failure by DCC to inform Guarantor of any facts DCC may now or hereafter know about AIT or the services or transactions contemplated by the Transaction Agreements, it being understood and agreed that DCC has no duty to so inform Guarantor and that Guarantor is fully responsible for being and remaining informed by AIT of all circumstances bearing on the risk of nonperformance of the Obligations; (g) waive any renewals, modifications or amendments to the Transaction Agreements; (h) waive and agree not to assert or take advantage of any assertion, claim or defense that the automatic stay provided by 11 U.S.C. §362 (arising upon the voluntary or involuntary bankruptcy proceeding of Vendor) or any other stay or delay provided under any debtor relief law (whether statutory, common law, case law or otherwise) of any jurisdiction whatsoever, now or hereafter in effect, which may be or become applicable to AIT, shall operate or be interpreted to stay, interdict, condition, reduce or inhibit the ability of DCC to enforce any of the rights which DCC may have against Guarantor pursuant to this Guaranty; (i) waive and agree not to assert or take advantage of any assertion, claim or defense based on the bankruptcy or insolvency of AIT or AIT's use of an assignment for the benefit of creditors; and (j) waive any other defense not otherwise specified herein. DCC shall have no obligation to disclose or discuss with Guarantor its assessment of the financial condition of AIT. No modification or waiver of any of the provisions of this Guaranty shall be binding upon DCC, except as expressly set forth in a writing duly signed and delivered by DCC.

(6) This Guaranty is a present and continuing guaranty of performance and payment and not of collection. This Guaranty is, except as expressly set forth in Paragraphs 2 and 4, absolute and unconditional. Guarantor agrees that this Guaranty may be enforced by DCC without the necessity at any time of resorting to or exhausting any other security or collateral

given in connection herewith or with the Transaction Agreements. Guarantor hereby waives any right to require DCC to join AIT in any action brought hereunder or to commence any action against or obtain any judgment against AIT. Guarantor further agrees that, subject to Paragraph 4, nothing contained herein or otherwise shall prevent DCC from pursuing concurrently or successively all rights and remedies available to it at law and/or in equity or under the Transaction Agreements, and the exercise of any of its rights or the completion of any of its remedies shall not constitute a discharge of Guarantor's obligations as required pursuant to this Guaranty, except to the extent such remedies constitute a discharge of AIT's obligations under the Transaction Agreements. None of Guarantor's obligations under this Guaranty or any remedy for the enforcement thereof shall be impaired, modified, changed or released in any manner whatsoever by any impairment, modification, change, release or limitation of the liability of AIT by reason of the bankruptcy of AIT or by reason of any creditor or bankruptcy proceeding instituted by or against AIT.

(7) In the event DCC assigns its rights under the Transaction Agreements (if permitted pursuant to the terms thereof) or this Guaranty to any third party (provided, however, that DCC shall not assign this Guaranty without Guarantor's prior written consent), Guarantor will accord full recognition thereto and agree that all rights and remedies of DCC or such assignee shall be enforceable against Guarantor by such assignee with the same force and effect and to the same extent as would have been enforceable by DCC but for such assignment. Guarantor shall not assign this Guaranty without DCC's prior written consent.

(8) If Guarantor is determined by a court of competent jurisdiction to have breached the terms of this Guaranty, then Guarantor shall pay to DCC upon demand all reasonable attorneys' fees, costs and expenses including, without limitation, court costs, filing fees, recording costs, expenses of collection, and all other costs and expenses incurred in connection therewith.

(9) If any provision of this Guaranty is determined to be invalid or not fully enforceable, such invalidity or unenforceability shall not affect the other provisions of this Guaranty which shall be enforceable to the maximum extent permitted at law.

(10) All notices, requests, payments, instructions, or other documents to be given hereunder shall be in writing or by written telecommunication, and shall be deemed to have been duly given if (i) delivered personally (effective upon delivery), (ii) mailed by registered or certified mail, return receipt requested, postage prepaid (effective five business days after dispatch), (iii) sent by a reputable, established courier service that guarantees next business day delivery (effective the next business day), or (iv) sent by facsimile or electronic mail, followed within 24 hours by confirmation by one of the foregoing methods (effective upon the first business day after receipt of the facsimile or electronic mail in complete, readable form). Notices to each party shall be addressed as set forth below (or to such other address as the recipient party may have furnished to the sending party for the purpose pursuant to this Paragraph 10).

If to Guarantor:

Wilbert Funeral Services, Inc.
2913 Gardner Road
Broadview, IL 60155
Attention: Raymond P. Kolodziej

With a copy to:

McBride, Baker & Coles
500 W. Madison St., 40th Floor
Chicago, Illinois 60661
Attention: Lola Hale

If to DCC:

Daubert Chemical Company, Inc.
4700 South Central Avenue
Chicago, Illinois 60638
Attention: President

with a copy to:

Daubert Chemical Company, Inc.
1333 Burr Ridge Parkway
Suite 200
Burr Ridge, Illinois 60521
Attention: Chairman

with a copy to:

Sonnenschein Nath & Rosenthal
8000 Sears Tower
Chicago, Illinois 60606
Attention: J. Ross Docksey

or at such other address as the party to be served with notice may have furnished in writing to the party seeking or desiring to serve notice as a place for the service of notice.

(11) In order to induce DCC to execute and deliver the Transaction Agreements, Guarantor makes the following representations and warranties:

a. Guarantor is a corporation duly organized and validly existing under the laws of the State of Illinois, and has full power and authority to execute, deliver and perform its covenants, agreements, and obligations under this Guaranty, and such execution, delivery and performance has been duly authorized by all requisite action on the part of Guarantor.

b. The execution, delivery, and performance by Guarantor of this Guaranty does not and will not contravene or conflict with (i) the organizational documents of Guarantor, (ii) any law, order, rule, regulation, writ, injunction, or decree now in effect of any government, governmental instrumentality or court having jurisdiction over Guarantor, or (iii) any contractual restriction binding on or affecting Guarantor or Guarantor's property or assets which may adversely affect Guarantor's ability to fulfill its obligations under this Guaranty.

c. This Guaranty creates legal, valid, and binding obligations of Guarantor enforceable in accordance with its terms.

(12) This Guaranty shall be binding upon the successors and assigns of Guarantor and shall not be discharged or affected, in whole or in part, by the dissolution of Guarantor.

(13) This Guaranty shall be governed by, construed and enforced under the internal laws (without regard to principles of conflicts of laws) of the State of Illinois. Guarantor hereby irrevocably submits to the jurisdiction of the federal and state courts located in the City of Chicago, Illinois, and waives any and all claims that it may have that any such proceeding has been brought in an improper forum.

IN WITNESS WHEREOF, Guarantor has delivered this Guaranty in the State of Illinois as of the date first written above.

GUARANTOR:

WILBERT FUNERAL SYSTEMS, INC.

By: ______________________

Name:

Title:

EXHIBIT F
SPECIFICATIONS AND QUALITY STANDARDS

(to be provided by AIT)

EXHIBIT G
RELATED COMPANIES

"Related Company" as used herein shall mean any corporation or other legal entity which (a) owns a majority interest in or controls any party; (b) is controlled by, or the majority interest of which is owned by, any party; or (c) owns a majority interest in, controls, is controlled by, or the majority interest of which is owned by, any corporation or other legal entity described in clause (a) or (b) of this sentence.

EXHIBIT H
TECHNICAL SERVICES

1) DCC hereby appoints the following individual as AIT's contact person ("TS Representative") at DCC with respect to technical service needs:

[name]
[phone number]
[fax number]
[e-mail address].

2) During the initial contact with the TS Representative, AIT shall provide the TS Representative with a summary of any information AIT may have concerning the kind and location of technical service need.

3) DCC agrees to respond to AIT within one business day of AIT's initial contact with the TS Representative to acknowledge AIT's initial contact and to obtain any other preliminary information needed by the TS Representative to evaluate the technical service need.

4) If required to respond on-site to the technical services need, DCC will send a technical representative directly to any AIT licensee location within three (3) to five (5) days from the initial contact date to investigate the problem at DCC's expense.

5) DCC will respond back to AIT within three (3) business days of DCC's licensee location visit, or if no such visit is required within three (3) business days of DCC's initial response to AIT as to DCC's findings and suggested solutions with respect to any technical services need.